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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of The Securities Exchange Act of 1934

                                SUMMEDIA.COM INC.
                 (Name of Small Business Issuer in its Charter)

               COLORADO                                          95-4734398
------------------------------------------------      -----------------------------------
(State or Other Jurisdiction of Incorporation or      (I.R.S Employer Identification No.)
              Organization)

1200-1055 WEST HASTINGS STREET
VANCOUVER B.C. CANADA V6E 2E9                                     V6E 2E9
------------------------------                                   ---------
(Address of principal executive officers)                        (Zip Code)

Issuer's telephone number:  (604) 605-0901

Securities to be registered pursuant to Section 12(b) of the Act.

       Title of each Class                    Name of exchange on which
                                              registered

       -------------------                    -------------------------

        Securities to be registered pursuant to Section 12(g) of the Act.

                                  Common Stock
                   ------------------------------------------
                                (Title of Class)



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

ITEM 1.  DESCRIPTION OF BUSINESS

(a)      BUSINESS DEVELOPMENT


         In December 1990, Pursuit Ventures Corporation (Pursuit) was incorporated in the State of Delaware. In August 1998, Pursuit Ventures Corporation merged with Remington Assets Limited (Remington), a Colorado corporation incorporated in March 1997. At the time, Pursuit was the parent of Remington. Under the terms of the merger, Pursuit became the surviving entity. As this transaction was between entities under common control it has been accounted for on a basis similar to a pooling of interests. In September 1998, Pursuit changed its name to Reliance Resources Inc. On August 6, 1999, Reliance Resources Inc. entered into a share exchange agreement with SUM Media Corp. (formerly known as E-Com Media Corp.), a British Columbia, Canada Internet media and marketing company. Pursuant to the terms of the exchange agreement, Reliance Resources Inc. issued 3,200,000 common shares to acquire all of the issued and outstanding shares of SUM Media Corp. Immediately after the share exchange, Reliance Resources Inc. focused its operations on Internet media and marketing. From inception to the date of the share exchange, Reliance Resources Inc. and all of its predecessor corporations were inactive companies. On August 25, 1999, Reliance Resources Inc. changed its name to SUMmedia.com Inc. (the "Company" or "SUMmedia.com")


         On August 30, 1999, SUMmedia.com received approval to change its trading symbol on the over-the-counter bulletin board from "PSVC" to "ISUM."

         SUMmedia.com is a development stage company.

 (b)     BUSINESS OF THE ISSUER

Business

         SUMmedia.com is an Internet media and marketing company that provides online coupons, or "eCoupons," for small businesses through its portal, savingumoney.com. SUMmedia.com's goal is to provide Internet marketing initiatives for smaller businesses lacking the expertise or financial resources to carry on "eCommerce." In addition to its current eCoupon operations, SUMmedia.com receives revenue from the sale of banner advertisement space on its websites and from the sale of web sites it custom develops for its customers.

         SUMmedia.com plans to develop, market and support online marketing and promotional activities for web site hosting, as well as online shopping "storefronts" that enable small businesses to cost effectively utilize the Internet, regardless of their size, resources or global address.

         SUMmedia.com plans to address the following issues that are frequently encountered by development stage companies in new and rapidly evolving markets:

     o protecting and enhancing its corporate brand, SUMmedia.com, through investment relationships, strategic links, public relations and traditional trademark protection protocols;

     o protecting and enhancing its eCoupon web site, savingumoney.com, through aggressive marketing and contracting with a search engine optimization specialist;

     o expanding its products and services and increasing the value of its eCouponing services;
     o increasing the amount of Internet traffic to SUMmedia.com and savingumoney.com, as well as other company web sites currently under development;
     o    increasing the number and types of its business customers;
     o    attracting, retaining and motivating qualified personnel; and
     o developing the company's financial, information technology and operations infrastructure.

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PROTECTING AND ENHANCING ITS CORPORATE BRAND, SUMMEDIA.COM.

         The business partnerships and relationships that SUMmedia.com intends to create are important components of protecting and enhancing its corporate brand. These relationships will attempt to provide brand enhancing benefits, including:

     o    credibility in current and future markets;


     o newspaper and online advertising space on a contra basis where key business partners will be offered SUMmedia.com services or shares in consideration for the key business partners' services. This is anticipated to help enhance the value of such relationships to both parties as each will have a vested interest in the other's success; and


     o product innovations, including wireless applications and secured eCoupons.

         Another tool SUMmedia.com uses to protect and enhance its corporate brand is the seamless integration of the SUMmedia.com brand into all of its web sites. From its savingumoney.com web site, to the sites developed and hosted for its customers, corporate branding will be reinforced via a "powered by SUMmedia.com" message that will directly link to SUMmedia.com's corporate web site.

         SUMmedia.com also utilizes traditional public relations methods to enhance its corporate brand. SUMmedia.com's news releases, press conferences and editorial coverage include specifics about SUMmedia.com designed to reinforce its corporate brand with the investment community and prospective customers and eCoupon users.

         Lastly, SUMmedia.com has endeavored to protect all of its various brands through traditional trademark protection protocols.

PROTECTING AND ENHANCING ITS ECOUPON WEB SITE, SAVINGUMONEY.COM.

         SUMmedia.com's primary web site, savingumoney.com, is now operational in several Canadian markets, either directly or through business alliances with third parties. In addition, support offices are open in the following locations:


     o Seattle, Washington: U.S. corporate office; Seattle marketing launched in mid-February 2000;

     o Hong Kong: joint venture; marketing launch anticipated in early March 2000; and


     o Sydney, Australia: joint venture; marketing launch pursuant to a non binding agreement with ISEC Ltd. anticipated in early April 2000. ISEC is expected to deliver the savingumoney.com concepts to Internet consumers in Australia and New Zealand.



         It is anticipated that the opening of new markets will protect and enhance the savingumoney.com brand by providing broader geographic coverage. However, management believes that the key component of enhancing the brand is to secure its place on the consciousness of consumers. To this end, the following marketing communications plans, at a total estimated cost of U.S. $10.7 million, are in place:

     o Canada: an online and traditional media launch at a cost of $3 million for 2000;

     o Seattle: a five-week online and traditional media launch at a cost of $500,000, with an additional $1 million expected to be spent through 2000;

     o U.S.: new U.S. territory initial advertising launches at a cost of $3 million to be spent through 2000 for territories yet to be identified;

     o Hong Kong: a five-week integrated media launch at a cost of $400,000, with another $800,000 expenditure expected through the remainder of 2000; and

     o Sydney: an integrated, five-week launch at a cost of $500,000, plus an additional $1.5 million expenditure through 2000.

         In addition to the marketing launches listed above, SUMmedia.com's management anticipates that a worldwide launch of its products to commence during the next year would add at least another U.S. $50 million to its total costs.


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EXPANDING SUMMEDIA.COM'S PRODUCTS AND SERVICES AND INCREASING THE VALUE OF ITS
ECOUPONING SERVICES.

         Several product and service enhancements and innovations are at various stages of their respective development cycles. The following are product and service enhancements relating to savingumoney.com:

     o    easier to use design;

     o data-driven eCoupons with improved consumer functionality; the data-driven eCoupons will allow SUMmedia.com to more accurately fulfill consumer requests as each coupon will have specific criteria associated with them thus allowing searching to become more efficient;

     o value-added services for members, such as email date reminders, personalization and shopping lists;
     o    pop-up advertising features to be sold to eCoupon customers;
     o "mini-Web sites" to be sold to customers desiring to expand their eCoupon presence on SUMmedia.com's site;
     o secured eCoupons aimed at satisfying the "retailer abuse" concerns of major packaged goods manufacturers; and
     o savingumoney.com "eMalls" in which eCoupon customers will be able to sell their products online at themed online malls.

         SUMideas.com, SUMmedia.com's Web site development/hosting service, through which SUMmedia.com will introduce new services, such as a low-priced entry level site design and hosting program (enabling customers to order and buy online, as well as through SUMmedia.com's sales force), is also expected to accelerate growth.

INCREASING THE AMOUNT OF INTERNET TRAFFIC TO SUMMEDIA.COM AND SAVINGUMONEY.COM

         Management anticipates that the amount of traffic driven to SUMmedia.com's web sites will be increased through SUMmedia.com's efforts to enhance its corporate and eCoupon web site brands using the various marketing and other initiatives described above. In addition, SUMmedia.com plans to use strategic alliances and business partnerships to further enhance the traffic to its company website.


     SUMmedia.com also intends to contract for the services of a search engine optimization specialist to promote savingumoney.com to higher search engine rankings. A search engine optimization specialist is someone with specific expertise in how search engines actually search the worldwide web in response to a consumer's search for information. Due to their special expertise, a search engine optimization specialist is able to make specific recommendations as to the format and set up of the company's web page so that the company's web page is promoted to higher search engine rankings. In addition to making format changes, the search engine optimization specialist will put together submissions to search engines so that they become aware of the company's page.


INCREASING THE NUMBER AND TYPES OF BUSINESS CUSTOMERS

         Unlike the majority of its competitors, SUMmedia.com caters to the vast number of smaller businesses and does not focus on Fortune 500-type companies. The number of small businesses that are potential customers of SUMmedia.com is continually growing, as new businesses are created every day. In addition, management believes that many of these smaller businesses will be most likely to use SUMmedia.com's ability to quickly and easily bring a business online.

         Notwithstanding its targeted appeal to small businesses, SUMmedia.com has also identified a strategy to attract large national/multinational brands to its services. Management believes that there are many large companies that remain skeptical of online couponing. While they are attracted by the timely and inexpensive delivery of coupons via the Internet, large companies are concerned about potential abuse by retailers. For example, one of their recurring concerns is that retailers may simply print online coupons themselves and fraudulently submit them for reimbursement by the manufacturers.


         To address this issue, SUMmedia.com's senior information technology and marketing personnel are working closely with SUMmedia.com's technology partners to identify and develop a solution to the large national/multinational brands' concerns. To date, efforts in this regard are still in the preliminary stages.


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ATTRACTING, RETAINING AND MOTIVATING QUALIFIED PERSONNEL

         In order to attract, retain and motivate qualified personnel, SUMmedia.com is adopting highly competitive and innovative human resource policies. Salary structures and benefit programs will be equivalent to or supersede those offered by others in similar businesses. In addition, most employees will be offered employee stock options when they join SUMmedia.com. Management believes that one of the keys to the success of the business is the quality of its people. The policies and procedures of the Company will reflect this belief.

DEVELOPING THE COMPANY'S FINANCIAL, INFORMATION TECHNOLOGY AND OPERATIONS INFRASTRUCTURE

         In order to support SUMmedia.com's operations in the areas of Internet research, growth and maintenance of internal operations and geographical expansion, the Company expects to spend approximately $4.0 million in the next year. Internet research consists of staying current with technological changes related to the Internet and ensuring that the Company's web site has competitive content. The Company expects to employ 10 additional employees in the next year to conduct ongoing Internet research. The growth and maintenance of internal operations is required to match the expected growth in sales in the upcoming year. Also, SUMmedia.com expects to spend approximately $1 million for hardware, approximately $500,000 for software and add approximately 15 people to the information technology team to meet the needs of expected growth in internal operations. In addition, SUMmedia.com expects to spend approximately $1 million on hardware, $500,000 on software, and add 10 employees in order to undertake its planned geographical expansion. Total salaries for the additional information technology employees required is anticipated to be approximately $1 million.

         In addition to the technological staff requirements, management anticipates that an additional 40 administration staff members will be required to support the growth in other areas of SUMmedia.com's business. To handle the new staff levels, management also anticipates requiring additional office space and furniture. In total, the additions to administration staff and facilities could add $5 million to SUMmedia.com's operational costs.

Product Offerings

         Of its services, SUMmedia.com anticipates that eCoupons will be its major source of revenue for the foreseeable future. SUMmedia.com's eCoupon offerings are still in their infancy, and, as a result, the effectiveness of eCoupons, as compared to traditional methods of reaching customers, cannot yet be determined. SUMmedia.com hopes to demonstrate to corporate customers that its eCoupons will increase the rate at which comparison shoppers become purchasers, improve customer satisfaction on SUMmedia.com's web sites and offer a cost-effective alternative to newspaper and magazine advertising. If SUMmedia.com is unable to do this, its ability to attract and retain corporate customers will likely be impaired.


         SUMmedia.com offers three types of eCoupon contracts. For the first type of contract, the "millennium special," the customer pays the company in advance a non-refundable one-year fee to have its eCoupon posted on SUMmedia.com's web site for a period of one year. Under the millennium special contract, the customer is required to pay SUMmedia on signing their eCoupon contract. Upon receiving the signed contract and payment, SUMmedia is then obligated to develop the customer's eCoupon and post the eCoupon onto the savingumoney.com website. The second type of contract that SUMmedia.com offers provides for a one-year commitment in which the customer pays a monthly fee to have its eCoupon posted on SUMmedia.com's web site. In this contract, the customer obtains the first three months at no cost and does not have the right to cancel. Under this contract, SUMmedia.com must develop the customer's eCoupon and post the eCoupon onto the savingumoney.com website before the customer is required to pay. Given that this contract has a three-month free period, it is not expected that the eCoupon development or posting would cause a delay in customer cash payment at the start of month four. The third type of contract SUMmedia.com offers provides 90 days of free service to the customer, after which time the customer may decide if they want to enter into a one-year contract. If SUMmedia.com is unable to offer sufficient value to its customers during the term of the 90-day contract, the customers may not renew their contracts. If SUMmedia.com does not obtain a sufficient amount of contract renewals, or if such renewal contracts are obtained on terms less favorable than the original contracts, its business will be materially adversely affected. If the customer does renew under this contract, the customer is required to begin payment immediately as their eCoupon would already have been developed and posted on the savingumoney.com website.


         Revenues related to eCoupon contracts are recognized by SUMmedia.com ratably over the duration of the contract. For contracts where customers have a 90-day free trial with the right to cancel, no revenue is recognized until the customer enters into a one-year contract.

         Currently, SUMmedia.com has approximately 3,200 eCoupon customers. Of SUMmedia.com's 3,200 eCoupon customers, approximately 3,050 are doing business under a 90-day promotional program (all figures represent eCoupon customers who have signed a one year contract). All customers have contracts that span at least one year. Less than five percent of the customers have contracts greater than one year.

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



         SUMmedia.com also generates revenues from web page design and development. The amount charged to the customer for the web page design is based on the length of time required to develop the customer's web pages. All details of the web page design are outlined in a contract which is signed and approved by the customer. Upon signing the contract, the customer is required to make a 50% non-refundable deposit. Upon completion of the web page and approval by the customer, the remaining 50% is payable. The company recognizes revenues related to web page design using the completed contract method as the duration of the contract is typically short. In addition, any deposits received by the company related to web page design are deferred until the contract is completed. The market for the creation of web pages is very competitive. Management hopes to use the contacts it has established through its eCoupon business to obtain web page development work. SUMmedia.com recognizes revenues related to the development of customer web pages using the completed contract method. To date, revenues from this source have been insignificant.



         A third source of revenue for SUMmedia.com is regional exclusivity fees. Regional exclusivity fees represent amounts paid to the company for the exclusive right to market the company's products in a predefined geographic region. The customer is required to pay the regional exclusivity fee prior to SUMmedia.com performing any tasks related to the initial set up and training. The exclusivity fee charge depends on the number of customers in the region being granted and the percentage of those customers who are expected to use the Internet. Revenues from regional exclusivity fees are recognized when the initial set up and training services are complete and the company is satisfied that all significant obligations in accordance with the terms of the arrangement have been met and collectibility of the related fees is reasonably assured.



         An incidental revenue source for SUMmedia.com is banner ad advertising, pursuant to which SUMmedia.com customers pay for the right to advertise on one of the SUMmedia.com web sites. Generally, contracts for banner ads range from one month to one year in duration. Currently, over 90% of SUMmedia.com's banner ad contracts are for periods from one to three months. Under banner ad contracts, SUMmedia.com is required to develop the customer's banner ad and post it onto the appropriate SUMmedia.com website before the customer is required to pay in cash. The company recognizes revenues related to banner ads ratably over the term of the banner ad contract. To date, revenues from this source have been insignificant. It is anticipated that revenues from Internet advertising, as opposed to eCoupon revenue, will provide an incidental portion of SUMmedia.com's future revenues. Because the Internet advertising market is new and rapidly evolving, SUMmedia.com cannot yet gauge its effectiveness, as compared to traditional advertising media. Advertisers who have traditionally relied on other advertising media may be reluctant to advertise on the Internet in the belief that Internet advertising is less effective than traditional advertising media for promoting their products and services. Consequently, advertisers may allocate only limited portions of their advertising budgets to Internet advertising. Another risk lies in the deep discounting offered by online advertising, a strategy that SUMmedia.com believes it must match for the foreseeable future in order to penetrate this market. Deep discounting occurs when companies charge rates that are barely profitable, or even loss-leading rates, in order to gain a presence on the web. SUMmedia.com expects that, as the Internet matures, deep discounting will subside. Since Internet advertising is not expected to be a significant revenue source, the effect of deep discounting on SUMmedia.com's operations will likely be negligible.



         SUMmedia.com does not expect to encounter any issues with tracking each of its revenue streams, as revenues from exclusivity fees and web page development are based on agreements entered into with the Company's customers. In addition, coupon and banner add revenues are earned over specified time periods. Similarly, revenue streams should not be affected by SUMmedia.com's customers or SUMmedia.com's customers' actions.


Sales Channels

         SUMmedia.com employs a direct sales team of approximately 60 full-time employees in North America. The sales team are paid with a base salary and a commission based on products sold. The direct sales team gains and retains customers through door-to-door, phone, Internet and mail solicitation. Additionally, via its web site, SUMmedia.com offers users the ability to recommend the service to friends and associates. SUMmedia.com is also currently exploring an employee referral program. In the future, SUMmedia.com plans to use strategic business alliances and partnerships to help increase its customer base further.

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
         Currently, SUMmedia.com offers its services to Canadian customers through its British Columbia, Alberta and Ontario eCoupon portals. Additionally, SUMmedia.com offers its services to U.S. customers directly via its Seattle eCoupon portal, launched in February 2000, and through Canadian companies that are marketing to the traveling public, including U.S. travelers. SUMmedia.com is currently identifying other key market opportunities in the U.S. and expects to rollout in these markets throughout the current year.

         SUMmedia.com also anticipates adding customers in Australia, Hong Kong, Japan, Malaysia, Singapore and Europe, based on anticipated rollouts in those countries throughout 2000. It is anticipated that, in all rollouts, the product lines and services offered will be virtually identical to the products and services presently offered by the Company.

Competition

         There are a significant number of sites on the Internet offering coupons for use online and offline. Two of SUMmedia.com's most significant competitors are ValuPage.com and CoolSavings.com. ValuPage.com is a grocery-only coupon site, while CoolSavings.com is exclusively focused on nationally branded products and national retail chains. CoolSavings.com carries coupons for approximately 300 companies. In addition to these two significant competitors, there are numerous smaller online coupon sites, as well as companies using traditional media such as newspaper inserts, direct mail flyers and co-op envelopes to distribute their coupons. Many of SUMmedia.com's existing competitors, as well as potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than SUMmedia.com.

Intellectual Property

         SUMmedia.com is attempting to be proactive in protecting its intellectual property rights. It has filed five trademark applications in Canada, Hong Kong, the U.S. and the European Union and is in the process of filing applications in Australia and additional ones in the U.S. SUMmedia.com filed copyright registrations in Canada for its web site designs in February 2000. SUMmedia.com owns approximately 20 domain names and is in the process of protecting them with trademarks. SUMmedia.com is in the process of applying for a U.S. patent for certain elements of its technology.

         Pursuant to Canadian intellectual property laws, copyright protection, at a base level, is acquired automatically in Canada for the computer programs and web site designs developed by SUMmedia.com employees. Canadian law provides a higher level of copyright protection once the copyright is registered. SUMmedia.com anticipates filing copyright applications for SUMMEDIA and SAVING U MONEY in the near future.

         In general, SUMmedia.com plans to protect its copyrights, service marks, trademarks, and trade secrets through a combination of laws and contractual restrictions, including confidentiality and non-disclosure agreements. For example, SUMmedia.com may elect to register its trademarks and service marks in the United States and internationally. However, effective trademark, service mark, copyright and trade secret protection may not be available in every country in which SUMmedia.com's services are made available online. Because SUMmedia.com is devoting significant resources to building its brands, primarily "savingumoney.com" and "SUMmedia.com," through media advertising campaigns, if it is not granted registered status for the trade and service marks for which it has applied, or if it is unable to defend its intellectual property rights, its business may be materially and adversely affected.

         Computer programs and web site designs, or portions thereof, that have been developed by independent contractors and consultants engaged by SUMmedia.com are supported by agreements to transfer the copyright and ownership rights to SUMmedia.com. Non-disclosure, assignment of invention and non-competition agreements are required to be delivered by all employees and consultants of SUMmedia.com to ensure that any individual ownership rights in intellectual property are transferred to SUMmedia.com.

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
Regulation

         Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could decrease the demand for SUMmedia.com's services, increase its cost of doing business or otherwise have a material adverse effect on its business. There is, and will likely continue to be, an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation, and the quality of products and services. Furthermore, the growth and development of electronic commerce may prompt popular demand for more stringent consumer protection laws that may impose additional burdens on electronic commerce companies. Moreover, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment, personal privacy and other issues is uncertain and developing.

         SUMmedia.com will file tax returns in such jurisdictions as required by law based on principles applicable to traditional businesses. However, one or more jurisdictions could seek to impose additional income tax obligations or sales tax collection obligations on foreign companies, such as SUMmedia.com, which engage in or facilitate electronic commerce. A number of proposals have been made at state and local levels that could impose such taxes on the sale of products and services through the Internet or the income derived from such sales. Such proposals, if adopted, could substantially impair the growth of electronic commerce and adversely affect SUMmedia.com's business.


Research and Development

         During the year ended December 31, 1999, SUMmedia.com expended $97,014 on research and development. No costs were incurred in prior years. Research and development costs consisted primarily of payments to outside contractors and associated expenses related to engineering design work and testing of SUMmedia.com's technology. SUMmedia.com expects to spend approximately $500,000 on research and development and related activities in the year 2000. These activities include the design of new company web pages and the development of new coupon delivery technologies. Amounts expended will consist primarily of salaries to company employees and fees paid to consultants.

Employees

         As of December 31, 1999, SUMmedia.com had 89 employees (including 16 in Toronto, Ontario, 57 in Vancouver, British Columbia, and 16 in Seattle, Washington). SUMmedia.com has never experienced an employee organized work stoppage, and no employees are represented under collective bargaining agreements. SUMmedia.com considers relations with its employees to be good. SUMmedia.com plans to open corporate or joint venture sales offices in 15 new cities or regions over the next 12 months. Each launch of a business in a new region is expected to require the addition of approximately 25 employees. As a result, the company expects to add approximately 375 additional employees during 2000.

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
ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

Forward-Looking Statements

         This document contains certain forward-looking statements that involve risks and uncertainties, such as statements of SUMmedia.com's plans, objectives, expectations and intentions. When used in this document, the words "expects," "anticipates," "intends," "plans" and similar expressions are intended to identify certain of these forward-looking statements. The cautionary statements made in this document should be read as being applicable to all related forward -looking statements wherever they appear in this document. SUMmedia.com's actual results could differ materially from those discussed in this document.

Cash requirements


         The company has not yet generated significant revenues, has no assurance of future profitability and has losses from operations. These factors raise concerns about the company's ability to continue as a going concern. To address these issues, management is continuing to aggressively pursue additional financings. Subsequent to December 31, 1999, the company has raised an additional $9,260,700 from new financings to fund operations. Management plans to continue to pursue additional new financings to fund operations until it is able to generate significant revenues and profits from its business operations.


         SUMmedia.com believes that its existing cash and cash sources will not be sufficient to fund its losses from operations, its capital expenditures and other obligations beyond the next three months. If SUMmedia.com is not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to SUMmedia.com, its business, financial condition and operating results will be materially adversely affected.

         As detailed in previous sections, SUMmedia.com anticipates that at least $70 million U.S. will be required over the next 12 months to fund the following: opening of new markets and generating brand awareness ($10.7 million), worldwide launch of SUMmedia.com products ($50 million), expansion and improvement of the company's financial and information technology infrastructure ($4.0 million), expansion and improvement of the Company's operations infrastructure ($5.0 million), and continued research and development activities ($0.5 million).

         In order to meet the expected cash deficiency and liquidity issues, SUMmedia.com's management team is aggressively pursuing third-party investors and strategic alliances. In addition, previously completed private sales of securities included warrants that allowed investors to invest an additional $13 million in SUMmedia.com within one-year of the date of the purchase of the warrant.


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
Research and Development

         During the next 12 months, SUMmedia.com intends to expend approximately $500,000 in the pursuit of Internet research and development. These expenditures will relate to the development of new company web pages and the development of new coupon delivery technologies. Amounts to be expended include salaries for company employees and fees paid to consultants.

Purchases of significant equipment

         SUMmedia.com had commitments of approximately $810,000 related to capital expenditures at December 31, 1999. Such expenditures will primarily be for computer equipment and software for SUMmedia.com's enterprise-wide systems. SUMmedia.com also has total minimum lease obligations of $1,264,663 under certain operating leases, and $72,257 in capital leases, through October 2004.

Results of Operations

         SUMmedia.com commenced operations as an Internet media and marketing company on August 6, 1999 with its purchase of all the issued and outstanding shares of SUM Media Corp. From inception (December 7, 1990) to August 6, 1999, SUMmedia.com was an inactive "shell" with no operations or revenues; it had an accumulated deficit of approximately $60,000, comprised mainly of general and administrative costs (legal, audit, etc.). As a result, comparative figures are not meaningful and are, therefore, not included in this discussion.

         SUMmedia.com reports in its financial statements in the U.S. dollar, but in 1999 its functional currency shifted to the Canadian dollar due to a change in SUMmedia.com's principal business activity. While management expects SUMmedia.com's functional currency to soon return to the U.S. dollar, it does not anticipate exchange rate or inflation forces to be material until that time because historical analysis of the two currencies shows relative stability.

         SUMmedia.com incurred a deficit of $8.3 million from August 6, 1999 to December 31, 1999, due to stock based compensation, operating expenses, marketing and branding development, goodwill amortization and continuing costs of raising capital.

--------------------------------------------------------------------------------
                                    page 10

         Revenues for the year ended December 31, 1999 were $132,051. Approximately 36% of SUMmedia.com's revenues for the year ended December 31, 1999 were derived from exclusivity fees from Canadian businesses. These regional exclusivity fees represent amounts earned by the Company for the set up and training related to the regional exclusivity licenses sold for the exclusive right to market the company's products in three predefined geographical regions:
Kelowna, B.C., Victoria, B.C. and Calgary, Alberta. The balance of SUMmedia.com's revenues were derived from eCoupon sales revenue (approximately 37%) which was earned by the Company for each month that SUMmedia.com eCoupons are posted on the savingumoney.com website, website development revenue (approximately 18%) which was earned by the Company on the completion of the development of customers' websites and online advertising on SUMmedia.com's web site (approximately 9%) which was earned by the company for each month that customer's banner ads are posted on a SUMmedia.com website.


         General and administrative expenses for the year ended December 31, 1999 were $2.4 million. These expenses are generally attributed to the hiring of over 55 administrative staff to build the infrastructure of SUMmedia.com in areas of executive management, administrative personnel and technical support for SUMmedia.com's offices, at a cost of approximately $600,000. Another significant expenditure was travel expenses associated with trips to the United States, Australia and Asia to secure financing and business partners for SUMmedia.com at a cost of approximately $300,000. Leased office space consisted of approximately 16,200 square feet at December 31, 1999, resulting in a cost of approximately $130,000. General and administrative expenses also include approximately $260,000 relating to startup and business expansion costs relating to SUMmedia.com's Hong Kong joint venture interest. SUMmedia.com anticipates that general and administrative expenses will continue to increase as SUMmedia.com pursues its product rollouts by expanding to new cities and regions.


         In conjunction with the acquisition of SUM Media Corp. on August 6, 1999 (the "Acquisition"), the following transactions occurred concurrently with the Acquisition. Tigerlily Financial Inc. ("Tigerlily") and Cambridge Asset Holdings S.A. ("Cambridge"), consultants to the companies in arranging the transaction, each acquired 1,125,000 common shares of SUM Media Corp. for nominal consideration from two significant shareholders. These common shares were immediately exchanged for a total of 800,000 common shares of the company pursuant to the Acquisition. Tigerlily and Cambridge invested a total of $1,000,000 in the company for 1,000,000 units consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $3 per share for a period of 24 months. These units were transferred by Tigerlily and Cambridge to two significant shareholders of the company who were officers and directors of the company. Based on the above, the Company recorded an issuance of 800,000 common shares to Tigerlily and Cambridge for cash proceeds of $1,000,000. The fair value of the 800,000 common shares, based on the quoted market value of the Company's stock on the OTC bulletin board of $3.75 per share at the time the private placement was announced, exceeded the proceeds received by the Company by $2,000,000. Of this amount, $1,000,000 has been allocated as a direct cost of the Acquisition and the remaining $1,000,000 has been recorded as stock based compensation related to other services provided to the Company and its shareholders prior to the Acquisition. The two significant shareholders effectively received the 200,000 common shares and 1,000,000 share purchase warrants which have been recorded as stock based compensation expense in the amount of $1,500,000. The costs related to the SUM Media Corp. acquisition and the stock based compensation that arose from the transaction were one time costs and management does not expect to incur such costs on an ongoing basis.


         Research and development costs amounted to $97,000 for the year ended December 31, 1999. Research and development costs were primarily comprised of payments to outside contractors and expenses related to engineering design work and testing of SUMmedia.com's technology. Product development expenses are expected to increase to approximately $500,000, primarily due to the payment of consulting fees and salaries related to the development of additional web sites and new eCoupon technologies.

         During the year ended December 31, 1999, SUMmedia.com incurred $1.4 million on various sales and marketing costs, of which $450,000 was spent on salaries for over 40 new sales and marketing employees, with the remainder being spent on promotional activities. SUMmedia.com's sales and marketing expenses are comprised primarily of compensation for SUMmedia.com's sales and marketing personnel, advertising, tradeshow and other promotional costs and expenses for creative design of SUMmedia.com's websites. These costs resulted primarily from growth in the number of personnel, increases in online, radio, and international advertising and third-party services. Sales and marketing expenses are expected to increase in the near term due to branding, advertising and marketing expenses, as well as incremental expenses associated with personnel additions expected to be made in the next year.

         Amortization expense related to property and equipment was $97,000 for the year ended December 31, 1999 during which period SUMmedia.com purchased computers, office equipment, furniture and fixtures and software at a total cost of $1.6 million. In addition, on the purchase of SUM Media Corp. SUMmedia.com acquired $283,000 of property and equipment consisting primarily of computer equipment ($168,000) and a leased promotional vehicle (a large four-wheel drive military style truck decorated with the savingumoney.com logo) ($107,000). Amortization expense related to Goodwill on the purchase of SUM Media Corp. was $1.0 million for the year ended December 31, 1999.


         For the year ended December 31, 1999, SUMmedia.com incurred an allowance for doubtful accounts of $11,133 (approximately 15% of the outstanding A/R balance at December 31, 1999). This level of allowance was required primarily due to the fact that the majority of the SUMmedia.com's customers are small to medium sized businesses or startups. These types of businesses are typically more likely to have payment problems. Management does not expect the current allowance for doubtful accounts to accounts receivable relationship to continue as management has started implementing a stricter policy where customers are required to pay for services in advance. As a result, management believes that its current revenue recognition policies are appropriate.



--------------------------------------------------------------------------------
                                    page 11

Liquidity and Capital Resources


         At December 31, 1999, SUMmedia.com had $2,108,167 in cash, working capital of $997,998 and shareholders' equity of $15,190,780. Net cash used in SUMmedia.com's operating activities was $3,082,010 for the year ended December 31, 1999. Net cash flows used in operating activities consisted primarily of a loss for the year of $7,594,282. The loss for the year was offset by non-cash stock-based compensation charges of $2,500,000 and amortization of property and equipment and goodwill of $1,898,641. The change in the Company's net working capital also contributed $834,120 to operating cash flows.



         Cash flows from financing activities of $6,562,834 were derived primarily from $7,309,000 of proceeds received from the issuance of common shares. Subsequent to December 31, 1999, the Company issued 308,000 common shares to Enrich Investment Holdings Ltd. for gross cash proceeds of $1,001,000, 1,000,000 common shares to Hollinger Digital Inc. for gross cash proceeds of $4,000,000, 159,900 common shares to Core Pacific - Yamaichi International (H.K.) Limited for gross cash proceeds of $479,700, 700,000 common shares to e-Kong Group Ltd. for gross cash proceeds of $3,675,000 and 20,000 common shares to Eastern Dragon Enterprises Ltd. for gross cash proceeds of $105,000. The $9,260,700 gross cash proceeds raised from the issuance of 2,187,900 common shares subsequent to December 31, 1999 improved the company's liquidity and capital resources. In conjunction with the issuance of common shares to Hollinger Digital Inc. the company agreed to spend $4,000,000 in advertising over the next year in Hollinger related media. In conjunction with the issuance of common shares to Holliger Digital Inc., the Company agreed to spend $4,000,000 in advertising over the next year in Hollinger related media.


         Cash flows used in investing activities of $1,340,712 related primarily to purchases of property and equipment of $1,558,017. This amount was offset by $212,591 of cash received on the acquisition of SUM Media Corp.

         Since SUMmedia.com has no significant revenues, working capital will continue to be depleted by operating expenses. In an effort to improve the company's working capital going forward, the company's management is attempting to increase revenues through marketing and branding efforts and through the use of strategic alliances. The anticipated shortfall in working capital for the next year is expected to be eliminated through the aggressive pursuit of third-party investors and strategic relationships by company management.


         For the year ended December 31, 1999, SUMmedia.com financed its operations primarily through private sales of securities and unsecured advances from the founders of SUM Media Corp. Dilutive equity issuances completed during the year, including options granted to employees and warrants granted in private sales of securities to third party investors, will, to the extent they are exercised, improve the company's liquidity and capital resources. While the issuance of shares does raise funds to develop the company's business, the continued issuance of shares may erode the company's share price and as a result reduce the amount of capital that the company is able to raise per share.


         SUMmedia.com's funding needs may vary depending upon a number of factors, including the number and nature of the marketing and sales launch initiatives; progress of SUMmedia.com's research and development programs; the number and breadth of these programs; the progress of the development and commercialization efforts of new products; and competing technological and market developments. In the future, SUMmedia.com will need to raise substantial additional funds to continue to conduct its branding, marketing plans, research and development, and to implement enterprise-wide infrastructure programs. SUMmedia.com intends to seek additional funding through public or private financing and up-front licensing fees of its technology. There can be no assurance that such funds will be available on favorable terms, if at all. If adequate funding is not available, SUMmedia.com may be required to delay, reduce or eliminate one or more of its marketing strategies or research and development programs. These changes may also require SUMmedia.com to seek funding on less favorable terms than it would otherwise.

--------------------------------------------------------------------------------
                                    page 12

Year 2000 Issues

         Some currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot reliably distinguish dates beginning on January 1, 2000 or January 1, 2001 from dates prior to the year 2000 or 2001. Many companies' software and computer systems may need to be upgraded or replaced in order to correctly process dates beginning in 2000 or 2001 and to comply with the "Year 2000" requirements. SUMmedia.com has reviewed its internal programs and has determined that there are no significant Year 2000 issues within SUMmedia.com's systems or services. SUMmedia.com has completed modifications to its internal systems to fix identified Year 2000 issues in an attempt to ensure Year 2000 compliance. The costs of these modifications have not been material and have involved a reallocation of internal resources rather than incremental expenditures. SUMmedia.com believes that its own software is Year 2000 compliant. However, while SUMmedia.com has not experienced Year 2000 related problems in the past, it could face unexpected expenses to fix any Year 2000 issues or unanticipated website outages, either of which would harm its business. In addition, SUMmedia.com uses third-party equipment and software that may not be Year 2000 compliant. SUMmedia.com is also conducting a further review of third-party software and embedded systems used in its online business. In addition, SUMmedia.com expects that the incremental cost of all of these reviews will not exceed $50,000. The cost of any necessary upgrades or changes cannot currently be estimated. SUMmedia.com may be harmed if necessary upgrades or changes are not identified, or, if identified, are not timely and successfully implemented at an acceptable cost. SUMmedia.com also may be harmed by Year 2000 problems of its vendors and business partners. For example, SUMmedia.com may rely on credit card companies to collect the majority of its revenues from users. Due to the nature of the credit card system, some industry analysts have questioned the effect of the year 2000 on credit card processing and billing. Failure of SUMmedia.com's credit card vendors or other third-party equipment or software vendors to properly process dates for the year 2000 and thereafter could require it to incur unanticipated expenses in seeking alternative means of payment or hardware or software replacements. It also could result in loss of revenues or unanticipated website outages. SUMmedia.com's marketing efforts are also dependent on the continued operation of Internet portals and other Internet sites on which it advertises.

         Although SUMmedia.com has not yet developed contingency plans with respect to collecting payment under these circumstances, it is unable to make such contingency plans if any significant number of the computers constituting the Internet fail to process dates properly for the year 2000 or 2001 and there is a system-wide slowdown or breakdown. SUMmedia.com's business is dependent on the continued successful operation of the Internet. Any interruption or significant degradation of Internet operations due to Year 2000 problems could harm SUMmedia.com's business.

--------------------------------------------------------------------------------
                                     page 13

Quantitative and Qualitative Disclosure about Market Risk

         SUMmedia.com's exposure to market risk is principally confined to its cash and cash equivalents and available-for-sale securities, which have short maturities and are held with high credit quality financial institutions and, therefore, are believed to involve minimal market risk.


         Currently, the Company's operations are primarily conducted in Canada. However, as the Company expands its operations into the U.S., and other geographic areas such as Asia and Europe it will be exposed to foreign currency risks arising from the movements in the Canadian dollar relative to other foreign currencies. The Company does not plan on using hedges to mitigate this risk.



U.S. to Canadian
Dollar
Exchange rates                 1999             1998             1997             1996             1995
----------------               ----             ----             ----             ----             ----
Year-end                         1.4433           1.5333           1.4305           1.3706            1.3640
Average for the period           1.4858           1.4831           1.3844           1.3636            1.3726
Range                     1.4433-1.5087    1.4198-1.5685    1.3470-1.4305    1.3383-1.3747     1.3417-1.4072



Business Overview

         SUMmedia.com is an Internet media and marketing company that provides online coupons, or eCoupons, for small businesses through its portal, savingumoney.com. SUMmedia.com's goal is to provide Internet marketing initiatives for smaller businesses lacking the expertise to exploit eCommerce opportunities.

Future Acquisitions

            SUMmedia.com will consider strategic acquisitions of companies with a strong brand identity and with customer and product information databases that augment its databases. It will be SUMmedia.com's practice to allow the acquired company's management team to retain responsibility for critical front-end business functions such as merchandising, creative presentation and marketing, while consolidating operational functions under its organization to realize economies of scale.

ITEM 3.  DESCRIPTION OF PROPERTY

         SUMmedia.com conducts all of its operations from leased and sub-leased facilities at various locations. SUMmedia.com believes that its current facilities will be adequate for its current and foreseeable future needs, although future additions will be required with the establishment of any new offices under SUMmedia.com's expansion plans.

The following table sets forth certain information relating to SUMmedia.com's facilities:

     Location               Size (sq. ft)               Use                        Lease Expiration
Vancouver, BC, Canada           8,800         Headquarters and sales office          July 31, 2003
Toronto, ON, Canada             3,500         Sales office                      September 30, 2004
Seattle, WA, USA                3,900         Sales office                        October 31, 2004


--------------------------------------------------------------------------------

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information with respect to beneficial ownership of SUMmedia.com's common stock as of February 25, 2000 for:

     o each person or entity known by SUMmedia.com to beneficially own more than 5% of its outstanding common stock;
     o    each of its directors and named executive officers; and
     o all of SUMmedia.com's directors and named executive officers as a group.

     Unless otherwise indicated by footnote, the address for each of the individuals listed in the table is care of SUMmedia.com, 1200 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9, Canada. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them.

        NAME AND ADDRESS OF BENEFICIAL OWNER          AMOUNT OF
         OR NAME OF OFFICER OR DIRECTOR         BENEFICIAL OWNERSHIP   PERCENT OF CLASS(1)
        ------------------------------------    --------------------   -------------------
         Grant M. Petersen(2)                          4,951,994             26.2%
         John E. Veltheer(3)                             148,000                *
         Philip Kunsberg(4)                               12,000                *
         Frank Palmer(5)                                  24,000                *
         Derrick Bulawa(6)                                12,000                *
         Arvid C. Petersen(7)                             24,000                *
         Johnson Chan(8)                                  24,000                *
         All Officers and directors as a group
           (7 persons)                                 5,195,994             27.3%
         Dennis Molloy(9)                              4,932,794             26.2%
         Charmford Limited(10)                         2,016,000             10.4%
         Hollinger Digital Inc.(11)                    2,000,000             10.4%

--------------------
  *   Less than one percent.

 (1) Percentage of beneficial ownership is based on 18,310,400 shares of common stock issued and outstanding as of February 25, 2000.

 (2) Includes stock options for 67,000 shares currently exercisable, or exercisable within 60 days and warrants for 500,000 shares exercisable or exercisable within 60 days. Includes 3,029,794 shares owned of record on August 6, 1999 by nominees for Mr. Petersen as to which shares Mr. Petersen effectively possesses sole voting and investment powers. None of such nominee relationships were initially embodied in formal written agreements. Mr. Petersen has subsequently obtained stock powers covering 786,439 shares formerly owned of record by certain of the nominees.

 (3) Includes options for 48,000 shares currently exercisable or exercisable within 60 days.

 (4) Mr. Kunsberg's address is Suite 600, 270 Lafayette St., New York, NY. Includes options for 12,000 shares currently exercisable or exercisable within 60 days.

 (5) Mr. Palmer's address is Suite 600, 777 Hornby St., Vancouver, BC. Includes options for 24,000 shares currently exercisable or exercisable within 60 days.

 (6) Mr. Bulawa's address is Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. Includes options for 12,000 shares currently exercisable or exercisable within 60 days.

 (7) Mr. Petersen's address is 6 Carrington Ave., Mosman, NSW, Australia. Includes options for 24,000 shares currently exercisable or exercisable within 60 days.

 (8) Mr. Chan's address is Suite 1276, 1 Trademart Drive, Cowloon Bay, Hong Kong. Includes options for 24,000 shares currently exercisable or exercisable within 60 days.

 (9) Mr. Molloy's address is 24446 80th Avenue, Langley, B.C., Canada. Includes 48,000 shares underlying stock options currently exercisable, or exercisable within 60 days and warrants for 500,000 shares currently exercisable or exercisable within 60 days. Includes 3,029,794 shares owned of record on August 6, 1999 by nominees for Mr. Molloy as to which shares Mr. Molloy effectively possesses sole voting and investment powers. None of such nominee relationships were initially embodied in formal written agreements. Mr. Molloy has subsequently obtained stock powers covering 786,439 shares formerly owned of record by certain of the nominees.


(10) Charmford Limited's address is Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong. Includes warrants for 1,008,000 shares currently exercisable or exercisable within 60 days. Charmford Limited is a wholly owned subsidiary of E-Kong Group Limited, a company traded on the Hong Kong Stock Exchange. The address of E-Kong Group Limited is Suite 2101-3
      K. Wah Center 191 Java Point, Hong Kong.



(11)  Hollinger Digital Inc's address is Suite 600, 270 Lafayette St.,
      New York, NY. Includes warrants for 1,000,000 shares currently exercisable or exercisable within 60 days. Hollinger Digital Inc. is a wholly owned subsidiary of Hollinger International Inc., a company traded on the New York Stock Exchange. Hollinger International Inc. is partially owned, and controlled by Hollinger Inc., a company traded on the Toronto Stock Exchange. Hollinger Inc. is controlled by The Hon. Conrad M. Black, its Chairman and Chief Executive Officer. The address of Mr. Black, Hollinger International Inc. and Hollinger Inc. is 10 Toronto Street, Toronto, Canada MSC 2B7 Canada.


--------------------------------------------------------------------------------

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth information regarding the executive officers and directors and key employees of SUMmedia.com as of February 25, 2000:

             NAME AND POSITION                                  AGE          HELD POSITION SINCE
             Grant M. Petersen, Chairman of the Board, and       43                 1999
               Chief Executive Officer
             John E. Veltheer, President and Director            34                 1999
             Philip Kunsberg, Director                           __                 2000
             Johnson Chan, Director                              __                 2000
             Arvid C. Petersen, Director                         48                 2000
             Derrick Bulawa, Director                            __                 2000
             Frank Palmer, Director                              60                 2000
             David R. Lewis, Chief Financial Officer,            55                 1999
               Secretary and Treasurer
             Andre Dragon, Chief Operating Officer               41                 1999
             David R. Noble, Chief Information Officer           38                 1999
             Albert C. Szajman, Vice President, Marketing        42                 1999
             David E. Jubb, Vice President, ePartnering          56                 1999
             Ean H. Jackson, Vice President, eBusiness           42                 2000

The SUMmedia.com board is divided into three classes designated as Class I, Class II and Class III and its directors will be assigned to each class by the board. At the first annual meeting of stockholders following the effectiveness of this registration statement, the term of office of the Class I directors will expire and Class I directors will be elected for a full term of three years; Class II directors will be elected for a full term of two years; and Class III directors will be elected for a full term of one year. At the second annual meeting of stockholders following the effectiveness of this registration statement, the term of office of the Class III directors will expire and Class III directors will be elected for a full term of three years. At the third annual meeting of stockholders following the effectiveness of this registration statement, the term of office of the Class II directors will expire and Class II directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. The Class I directors are Grant Petersen and John Veltheer; there are no Class II or Class III directors as of December 31, 1999. Arvid C. Petersen is the brother of Grant M. Petersen.


--------------------------------------------------------------------------------
                                    page 16

         The following is a brief summary of the business experience of each director and officer over the last five years:

GRANT M. PETERSEN
CHAIRMAN AND CHIEF EXECUTIVE OFFICER


         Mr. Petersen has been an officer and director of the Company since August 1999. Over the past five years, Mr. Petersen has been an investor in various enterprises and for his own account and has not had operational or executive responsibilities in any of these endeavors.


JOHN E. VELTHEER
PRESIDENT AND DIRECTOR

         Dr. Veltheer has been an officer and a director of the Company since August 1999. From 1998 to June 1999, Dr. Veltheer was manager of shareholder relations at Softwex Technologies Inc., a Vancouver, B.C.-based software company, and remains the principal of Iridium Capital, a Vancouver-based venture capital company. From September 1996 to 1998, he worked on a consulting basis with numerous technology companies providing investor relations, business planning and financial analysis services. From September 1995 to September 1996, Dr. Veltheer was research associate at the University of British Columbia. From September 1993 to August 1995, he was a post-doctoral fellow at the University of California, Berkeley. Dr. Veltheer has a Ph.D. in Chemistry from University of British Columbia.

PHILIP KUNSBERG
DIRECTOR

         Mr. Kunsberg has been a director of SUMmedia.com since January 2000. Since 1995, Mr. Kunsberg has been the Executive Vice President of Hollinger Digital Inc.

ARVID C. PETERSEN
DIRECTOR

         Mr. Petersen has been a director of SUMmedia.com since February 2000. Since 1995, Mr. Petersen has been the Managing Director and a co-owner of Study Group Australia PTY. Limited, Australia's second largest private provider of education and training. Mr. Petersen graduated from the British Columbia Institute of Technology.

DERRICK BULAWA
DIRECTOR

         Mr. Bulawa has been a director of SUMmedia.com since February 2000. Since 1998, Mr. Bulawa has been the Chief Operating Officer of Unifi Communications Inc., a Hong Kong based company. From 1995 to 1999, Mr. Bulawa has been the President of East Asian operations of Unifi Communications Inc. Mr. Bulawa received a bachelor of science degree in electronic engineering technology.

FRANK PALMER
DIRECTOR

         Mr. Palmer has been a director of SUMmedia.com since January 2000. Since 1998, Mr. Palmer has been the Chairman and Chief Executive Officer of DDB Canada Group (a division of American Canada Inc.). He has been President of Palmer Jarvis DDB (since DDB's merger with Palmer Jarvis) since 1998 and was President of Palmer Jarvis (which he co-founded) since its inception in 1969. All of these companies are in the advertising business. Mr.Palmer graduated from Vancouver School of Art.

DAVID R. LEWIS
CHIEF FINANCIAL OFFICER

         Mr. Lewis has been an officer of the Company since July 1999. He was a director of the company from August 1999 to December 1999. Prior to joining SUMmedia.com in July 1999, Mr. Lewis was the Chief Financial Officer at Alya International Inc., a publicly traded developer of advanced security and building management systems for large facilities. In 1998, he was the Chief Financial Officer and a director at Net Nanny Software International Inc., a publicly-traded a developer of Internet and Web filtering software. From mid-1994 to early 1998, Mr. Lewis provided management consulting to various startup companies to help them achieve their operational and financial objectives through the design and implementation of practical financial and productivity solutions. Mr. Lewis has a degree in Metallurgical Engineering from Dalhousie University in Halifax, Nova Scotia and a Chartered Accountant designation obtained while with Coopers & Lybrand in Toronto, Ontario.

ANDRE DRAGON
CHIEF OPERATING OFFICER

         Mr. Dragon has been an officer of the Company since July 1999. From May 1997 to June 1999, Mr. Dragon was the National Director, Sales and Marketing, of Nextport Media, a subsidiary of Bell Actimedia, a marketing, printing and publishing group. From October 1994 to November 1996, Mr. Dragon was Director, International Expansion and Regional General Manager at Interactive Media

--------------------------------------------------------------------------------

Group, a Toronto, Ontario developer of interactive communications solutions. Mr. Dragon holds a Masters of Business Administration degree from Concordia University in Montreal, Quebec.

DAVID R. NOBLE
CHIEF INFORMATION OFFICER

         Mr. Noble joined SUMmedia.com in November 1999 from Oracle Corporation, where he was a Technical Manager responsible for Internet Development from the beginning of 1999. From 1994 to 1998, Mr. Noble was with Sierra Systems Consultants Inc, where he was a principal and Technology Leader for the Public Sector Practice and responsible for the Oracle Technology Partnership. Mr. Noble received an honours degree in Computer Science and Information Processing at Brock University, St. Catharines, Ontario (with a minor in Business Management) and a Communications Diploma at Napier College in Scotland.

ALBERT C. SZAJMAN
VICE PRESIDENT, MARKETING

         Mr. Szajman joined the Company in August 1999 and has been an officer since that time. From 1997 to 1999, he was Vice President of Palmer Jarvis DDB, an advertising firm in Vancouver, BC. From 1991 to 1997, Mr. Szajman was with Bryant, Fulton & Shee, Baird Advertising where he rose from Account Director to Promotional Marketing Director. Mr. Szajman is a graduate of the Advertising and Marketing program at British Columbia Institute of Technology.

DAVID E. JUBB
VICE PRESIDENT, EPARTNERING

         Mr. Jubb has been an officer of the Company since September 1999. From 1992 to 1996 and from 1998 to late 1999, Mr. Jubb was Vice President, Sales of Liberty Integration Software, a software company in Vancouver, BC. From 1996 to 1998, he was also the founder and proprietor of a local sales consultancy operation for more than two years. Mr. Jubb received a Bachelor of Arts degree from the University of North Carolina. Mr. Jubb spent four years in the U.S. Marine Corps, before beginning a career in high tech sales management.

EAN H. JACKSON
VICE PRESIDENT, EBUSINESS


         Mr. Jackson has been an officer since February 2000. Until 1999, Mr. Jackson was the Territory Manager for Oracle Corp. Between January and October 1997 Mr. Jackson was the Regional Marketing Coordinator for Softworld '97, an international deal-making conference. Between September 1996 and December 1997, Mr. Jackson was the Management Consultant to GeoAccess Communications Inc., a provider of Internet access. Between January and June 1997, Mr. Jackson was the Territory Manager for Gandalf Canada Ltd., a manufacturer of remote-access telecommunications equipment. Between June and December 1996, Mr. Jackson was the Vice President of Sales and Marketing of Xcert Software Inc., a provider of Internet security solutions. Between January and June 1996, Mr. Jackson was the National Sales Manager for Infowave Wireless Messaging Inc./GDT Softworks Inc., a wireless messaging company. Mr. Jackson graduated from the University of Western Ontario and received a Masters of Science degree in engineering and telecommunications from Southern Methodist University. Mr. Jackson has also received a certificate in Internet Marketing from the University of British Columbia.


--------------------------------------------------------------------------------

ITEM 6.  EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

         During the year ended December 31, 1998, no executive officer of SUMmedia.com received a salary. The following table sets forth information concerning compensation earned in the years ended December 31, 1999 and December 31, 1998 by Patrick Brooks, SUMmedia.com's President and only officer to June 1999, by Julia A. Petersen, SUMmedia.com's President and only officer from June 1999 to August 1999 and by Grant M. Petersen, SUMmedia.com's Chief Executive Officer from August 1999. The information in the table includes salaries, bonuses, stock options granted and other miscellaneous compensation.

                               Annual Compensation

                                                                                       Securities
 Name and Principal                                                   Other Annual     Underlying       All Other
    Position                       Year      Salary($)    Bonus($)   Compensation($)     Options      Compensation($)
 ------------------                ----      ---------    --------   ---------------   ----------     ---------------
Patrick Brooks, President          1999          --          --            --               --               --
to June 1999                       1998          --          --            --               --               --

Julia A. Petersen, President       1999          --          --            --               --               --
June 1999 to August 1999

Grant M. Petersen                  1999       133,458        --            --            280,000             --
Chairman and Chief Executive
Officer from August 1999
                                                          --------   ---------------   ----------     --------------

         Mr. Petersen's salary was paid to 505362 B.C. Ltd., a company wholly owned by Mr. Petersen and his spouse, Julia A. Petersen.

OPTION GRANTS IN LAST FISCAL YEAR

         The following table represents the grants of stock options in the fiscal year ended December 31, 1999 to Grant M. Petersen.

                                                   Percent of
                                  Number of       Total Options       Exercise
                                 Securities        Granted to         of Base
                                 Underlying       Employees in         Price         Expiration
Name                             Options (#)       Fiscal Year         ($/Sh)           Date
----                             -----------      -------------       --------      -----------
Grant M. Petersen                  280,000             11%              $3.44           2009

AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUE TABLE

         The following table represents the exercise of stock options in the fiscal year ended December 31, 1999 and the fiscal year end value of unexercised options to Grant M. Petersen.

                                                                         Number of
                                                                        Unexercised          Value of
                                                                        Securities          Unexercised
                                                                        Underlying         In-The-Money
                                                                        Options at          Options at
                                     Shares                             FY-end (#)           FY-end ($)
                                    Acquired             Value         Exercisable/         Exercisable/
Name                             on Exercise (#)      Realized ($)     Unexercisable        Unexercisable
----                             ---------------      ------------     -------------       --------------
Grant M. Petersen                       --                  --         67,200/212,800   $436,800/$1,383,200


--------------------------------------------------------------------------------

Director Compensation

         Currently, SUMmedia.com's directors do not receive any compensation for their services as directors. In the near future, SUMmedia.com expects to establish a compensation plan for non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         None of SUMmedia.com's executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on SUMmedia.com's board or compensation committee.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the year ended December 31, 1999, Grant M. Petersen, the Chief Executive Officer and a director of SUMmedia.com, and Dennis Molloy, together loaned SUMmedia.com $56,436 without interest and without stated terms of repayment.

         During the fiscal year ended December 31, 1999, SUMmedia.com paid $133,458 for management consulting and related services to 505362 B.C. Ltd., wholly owned by Mr. Petersen and his spouse Julia A. Petersen.

ITEM 8.  DESCRIPTION OF SECURITIES

COMMON STOCK

         SUMmedia.com is authorized to issue 65,500,000 shares of $0.01 par value common stock, of which 16,142,000 shares are issued and outstanding as of December 31, 1999. As of December 31, 1999, SUMmedia.com had approximately 50 holders of record of its common stock. Holders of record of SUMmedia.com's common stock did not include persons whose shares are held in their securities brokerage accounts. Holders of shares of common stock are entitled to one vote per share on all matters submitted to vote of the shareholders of SUMmedia.com. However, in the election of directors, each holder of shares of common stock is entitled to have as many votes for each share owned as there are directors to be elected. There is no right to accumulate votes in the election of directors. A majority of the votes entitled to be cast on a matter by a voting group constitutes a vote for action on a matter. Subject to preferences that may apply to shares of preferred stock outstanding, the holders of shares of common stock are entitled to receive dividends out of assets legally available at such time and in such amounts as the board of directors may from time to time determine. Upon the occurrence of a liquidation, dissolution or winding up of the assets of SUMmedia.com, the holders of shares of common stock will be entitled to share ratably in the distribution of all assets remaining available for distribution after satisfaction of all liability and the payment of any liquidation preference on any outstanding preferred stock.

--------------------------------------------------------------------------------

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET INFORMATION.

         SUMmedia.com's common stock trades on the OTC Bulletin Board. The range of high and low bid quotations for the year ended December 31, 1999 was between $6.75 and $1.875. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions. The source of the high and low bid information is The Nasdaq Stock Market, Inc. Management has been unable to locate any trading information for the quarterly periods ended between December 31, 1997 and July 9, 1999.

         The market in which SUMmedia.com's common stock trades is commonly referred to as the electronic bulletin board. In this market, an investor may find it more difficult to dispose of or to obtain accurate quotations as to the market value of SUMmedia.com's common stock. In addition, SUMmedia.com is subject to a rule promulgated by the Securities and Exchange Commission that provides that, if SUMmedia.com fails to meet certain criteria set forth in such rule, various sales practice requirements are imposed on broker/dealers who sell SUMmedia.com's common stock to persons other than established customers and accredited investors. For these types of transactions, the broker/dealer has to make a special investor suitability determination for the purchaser and to have received the purchaser's written consent to the transactions prior to sale. Consequently, the rule may have an adverse effect on the ability of broker/dealers to sell SUMmedia.com's common stock, which may, in turn, have an adverse effect on the ability of purchasers to sell SUMmedia.com's common stock in the market.

HOLDERS

         As of December 31, 1999, SUMmedia.com had approximately 50 holders of record of its common stock.

DIVIDENDS

         SUMmedia.com has not declared cash dividends on its common stock since its inception. SUMmedia.com does not anticipate paying any dividends on its common stock in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS


         On January 31, 2000, Jihong Zhang, a former officer and director of SUMmedia.com, filed a suit of summons against SUMmedia.com, SUM Media Corp. and Grant Peterson in the Supreme Court of British Columbia. In her suit, Ms. Zhang alleges that the defendants failed to pay her compensation amounting to 150,000 restricted and 100,000 unrestricted shares of SUMmedia.com's common stock and 200,000 options to purchase shares of SUMmedia.com's common stock. In addition, Ms. Jihong claims wrongful breach of her employment contracts with the defendants and related tortious acts. Ms. Jihong is seeking costs and such relief as is deemed necessary by the Court.


--------------------------------------------------------------------------------
                                    page 21

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         A decision to change SUMmedia.com's principal independent accountant was recommended by the board of directors and was approved by the shareholders on August 20, 1999. This change is the result of SUMmedia.com's desire to engage a global accounting firm. In January 2000, SUMmedia.com appointed
PricewaterhouseCoopers LLP as its independent accountants.


         SUMmedia.com's former accountant was dismissed. The principal accountants' reports for both of the last two fiscal years did not contain an adverse opinion disclaimer of opinion, or modification as to uncertainty, audit scope, or accounting principles. The decision to change accountants was approved by the Board of Directors. There were no disagreements with SUMmedia.com's former accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         All sales of unregistered securities issued by SUMmedia.com were denominated in U.S. dollars.



         On August 6, 1999, SUMmedia.com issued 3,200,000 shares of its common stock for 9,000,001 shares (100%) of SUM Media Corp. The per share price was determined through arms-length negotiations between the parties. Issuance of the shares was made in reliance upon the exemption from registration provided by
Section 4(2) of the Securities Act of 1933, as amended ("1933 Act"). The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the shares for the purchaser's own account and not for the purpose of distribution. The shares contained a restrictive legend advising that the securities represented by the shares may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In August 1999, SUMmedia.com issued 500,000 units each to Tigerlily Financial Inc. and Cambridge Asset Holdings S.A. for gross proceeds of $1,000,000. Each unit consisted of one share of common stock and one common stock purchase warrant. Each warrant is exercisable for 24 months for one share of common stock at an exercise price of $3.00 per share. The per share price was determined through arms-length negotiations and was lowered due to the uncertain future of SUMmedia.com. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In September 1999, SUMmedia.com issued 500,000 units to Startech Corporation for gross cash proceeds of $1,500,000. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $4.50 per share. Issuance of the units was made in reliance upon the exemption from registration provided by
Section 4(2) of the


--------------------------------------------------------------------------------
                                    page 22

1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.


         In September 1999, SUMmedia.com issued 500,000 units to Valdar Enterprises Ltd. for gross cash proceeds of $1,500,000. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $4.50 per share. Issuance of the units was made in reliance upon the exemption from registration provided by
Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In December 1999, SUMmedia.com issued 31,000 units to R.F. Hauser Shows Ltd. for gross proceeds of $100,750. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and one common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $4.00 per share. Issuance of the units was made in reliance upon the exemption from registration provided by
Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.


--------------------------------------------------------------------------------

         In December 1999, SUMmedia.com issued 716,668 units to H. High Tech Investments Ltd. for gross cash proceeds of $2,150,004. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $5.00 per share. Issuance of the units was made in reliance upon the exemption from registration provided by
Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In December 1999, SUMmedia.com issued 116,666 units to Yi-Ming Wu for gross cash proceeds of $349,998. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $5.00 per share. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In December 1999, SUMmedia.com issued 166,666 units to Shih-I Chow for gross cash proceeds of $499,998. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $5.00 per share. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In December 1999, SUMmedia.com issued 100,000 units to Avtar T. Bains for gross cash proceeds of $325,000. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $4.25 per share. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In December 1999, SUMmedia.com issued 21,000 units for gross cash proceeds of $68,250 to Rypeter Fishing Ltd. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for one share of common stock at an exercise price of $4.00 per share. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.


--------------------------------------------------------------------------------
                                    page 24

         In January 2000, SUMmedia.com issued 308,000 units to Enrich Investment Holdings Ltd. for gross cash proceeds of $1,001,000. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for $4.25 for one share of common stock. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In January 2000, SUMmedia.com issued 1,000,000 units to Hollinger Digital Inc. for gross cash proceeds of $4,000,000. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for $6.00 for one share of common stock. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In January 2000, SUMmedia.com issued 159,900 shares of its common stock to Core Pacific - Yamaichi International (H.K.) Limited pursuant to an option exercise at $3.00 per share for gross cash proceeds of $479,700. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Issuance of the shares was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the shares for the purchaser's own account and not for the purpose of distribution. The shares contained a restrictive legend advising that they may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In February 2000, SUMmedia.com issued 700,000 units to e-Kong Group Ltd. for gross cash proceeds of $3,675,000. Each unit consisted of one share of common stock and common stock purchase warrant. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each warrant is exercisable for 12 months for $7.00 for one share of common stock. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.



         In February 2000, SUMmedia.com issued 20,000 units to Eastern Dragon Enterprises Ltd. for gross cash proceeds of $105,000. The per share price was determined by reducing the market price, at the time of the commencement of negotiations between the parties, by approximately 15% to 20% due to the illiquidity of the shares. In addition, SUMmedia.com sold warrants for nominal consideration to give the purchasers added incentive to invest and to allow the prospect of future financing. Each unit consisted of one share of common stock and common stock purchase warrant. Each warrant is exercisable for 12 months for $7.00 for one share of common stock. Issuance of the units was made in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act. The purchaser was an accredited investor and had access to full information concerning SUMmedia.com and represented that it purchased the units for the purchaser's own account and not for the purpose of distribution. The units contained a restrictive legend advising that the securities represented by the units may not be offered for sale, sold or otherwise transferred without having first being registered under the 1933 Act or pursuant to an exemption from registration under the 1933 Act. No underwriters were involved in the transaction.


--------------------------------------------------------------------------------

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         In February 2000, SUMmedia.com obtained $1.0 million of directors' and officers' liability insurance. This policy insures the past, present and future directors and officers of SUMmedia.com, with certain exceptions, from claims arising out of any error, omission, misstatement, misleading statement, neglect or breach of duty or act by any of the officers or directors of SUMmedia.com while acting in their respective capacities as such. Claims include claims arising under federal and state securities laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling SUMmedia.com pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


         Section 7-109-102 of the Colorado Business Corporation Act permits a Colorado corporation to indemnify any director against liability if such person acted in good faith and, in the case of conduct in an official capacity with the corporation, that the directors conduct was in the corporation's best interest and, in all other cases, that the director's conduct was at least not opposed to the best interests of the corporation or, with regard to criminal proceedings, the director had no reasonable cause to believe the director's conduct was unlawful.

         SUMmedia.com's Amended and Restated Articles of Incorporation provide that a corporation shall, to the fullest extent permitted by the laws of the state of Colorado, indemnify any person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal by reason of the fact that he or she is or was a director, officer, fiduciary agent of the corporation or is or was serving at the request of the corporation as a director, officer, fiduciary or agent of any other foreign or domestic corporation or of any partnership, joint venture, trust, other enterprise or employee benefit plan. In addition, the Amended and Restated Articles of Incorporation state that the corporation shall have the right, in its sole discretion, to indemnify any other person to the fullest extent allowed by the laws of the state of Colorado, except as may be limited by law from time to time in effect.

SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SUMMEDIA.COM INC.

Date:  March 2, 2000                        /s/ David R. Lewis
                                            ----------------------------
                                            David R. Lewis,
                                            Chief Financial Officer



                                    PART F/S

         The financial statements located in the Company's Annual Reports on Form 10-KSB for the years ended December 31, 1998 and 1997 are incorporated into this registration statement by reference.


--------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS

                                                                                           PAGE
                                                                                           ----
SUMmedia.com Inc. (formerly Reliance Resources Inc.) Pro forma
  Consolidated Statement of Operations (Unaudited) December 31, 1999 and 1998              PF-1

SUMmedia.com Inc. (formerly Reliance Resources Inc.) Consolidated financial
  statements December 31, 1999 and 1998                                                    F-1

SUM Media Corp. (formerly E-Com Media Corp.) financial statements August 6, 1999           F-23



--------------------------------------------------------------------------------

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)

Pro forma Consolidated Statement of Operations
(Unaudited)
DECEMBER 31, 1999
(expressed in U.S. dollars)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Pro Forma Consolidated Statement of Operations
(UNAUDITED) FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



                         SUMmedia.com INC.  SUM MEDIA CORP.
                                JANUARY 1,        MARCH 23,                                         PRO FORMA
                                   1999 TO          1999 TO                        PRO FORMA     CONSOLIDATED
                              DECEMBER 31,        AUGUST 6,                       ADJUSTMENT     STATEMENT OF
                                      1999             1999        SUB TOTAL        (NOTE 1)       OPERATIONS
                                         $                $                $               $                $

SALES                              132,051           16,515          148,566              --          148,566

COST OF SALES                      117,940            8,574          126,514              --          126,514
                                ----------       ----------      -----------      ----------      -----------

GROSS PROFIT                        14,111            7,941           22,052              --           22,052
                                ----------       ----------      -----------      ----------      -----------

OPERATING EXPENSES
Stock based compensation         2,500,000        2,581,031        5,081,031              --        5,081,031
General and administrative       2,405,678          258,980        2,664,658              --        2,664,658
Marketing                        1,427,549          204,509        1,632,058              --        1,632,058
Research and development            97,014               --           97,014              --           97,014
Amortization of goodwill         1,801,223               --        1,801,223       2,671,202        4,472,425
Amortization of property and
    equipment                       97,418           17,754          115,172              --          115,172
                                ----------       ----------      -----------      ----------      -----------
                                 8,328,882        3,062,274       11,391,156       2,671,202       14,062,358
                                ----------       ----------      -----------      ----------      -----------
LOSS FOR THE YEAR               (8,314,771)      (3,054,333)     (11,369,104)     (2,671,202)     (14,040,306)
                                ==========       ==========      ===========      ==========      ===========
Basic and fully
diluted loss
per share                            (0.24)              --               --              --            (0.40)
                                ==========       ==========      ===========      ==========      ===========

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Pro Forma Consolidated Financial Statements
(UNAUDITED) DECEMBER 31, 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)





1    PRO FORMA TRANSACTION


     On August 6, 1999, SUMmedia.com Inc. (formerly Reliance Resources Inc.) ("the company") entered into a share exchange agreement with SUM Media Corp. (formerly E-Com Media Corp.), a British Columbia, Canada company. Pursuant to the terms of the agreement, the company issued 3,200,000 common shares for all of the issued and outstanding shares of SUM Media Corp. This transaction has been accounted for using the purchase method whereby the fair value of the common shares issued by the company have been allocated to the net identifiable assets of SUM Media Corp. based on their fair values. The purchase price allocation also resulted in goodwill of $13,417,275 including an allocation of $1,000,000 relating to acquisition costs. Prior to this transaction, the company was inactive. The terms of the acquisition as well as the net assets acquired are disclosed in note 3 of the Company's consolidated financial statements.



     The pro forma consolidated statement of operations gives effect to the share exchange as if it had occurred on January 1, 1999. Accordingly, the pro forma consolidated statement of operations reflects a pro forma adjustment recording the amortization of goodwill for the period from January 1, 1999 to August 6, 1999. This adjustment results in the amortization of $4,472,425 of goodwill for the year ended December 31, 1999. Amortization is provided on a straight-line basis over three years.



2    BASIS OF PRESENTATION

     The unaudited pro forma consolidated statement of operations has been prepared by management in accordance with generally accepted accounting principles in the United States and the pro forma assumption and adjustment described in note 1.

     The pro forma consolidated statement of operations for the year ended December 31, 1999 is based on the historical consolidated statement of operations of the company for year ended December 31, 1999, and the historical statement of operations of the SUM Media Corp. for the period from March 23, 1999 to August 6, 1999.

     The unaudited pro forma consolidated statement of operations is not necessarily indicative of the results that actually would have resulted if the transactions reflected herein had been completed on the dates indicated or the results which may be obtained in the future. The unaudited pro forma consolidated statement of operations should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the company and financial statements of SUM Media Corp., including the respective notes thereto, included elsewhere herein.


3    SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies used in the preparation of the pro forma consolidated statement of operations include those disclosed in the audited financial statements of the company.


4    BASIC AND FULLY DILUTED LOSS PER SHARE

     The basic and fully diluted pro forma loss per share is computed by dividing the loss available to common stockholders by the weighted average shares outstanding.

        Dates                     Shares        Fraction        Weighted -
     Outstanding               Outstanding      of Period     Average Shares
     -----------               -----------      ---------     --------------
January 1 - December 31
Opening Balance                 64,000,000         1.00         64,000,000

January 1 - June 4
Cancellation of shares         (48,000,000)        0.58        (27,616,438)

January 1 - June 16
Cancellation of shares          (6,210,000)        0.54         (3,368,712)

August 6 - December 31
Shares issued for purchase
of SUM Media Corp.               3,200,000         0.36          1,166,027

August 26 - December 31
Various private placements
completed in this period         3,152,000         0.18            581,055
                                                               -----------
Weighted-average shares                                         34,761,932
                                                               ===========


                                                                             (1)

SUMmedia.com Inc.
(formerly Reliance Resources Inc.)
(a development stage company)

Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
(expressed in U.S. dollars)

INDEPENDENT REPORT OF ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUMmedia.com Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, cash flows and shareholders' equity (deficit), present fairly, in all material respects, the financial position of SUMmedia.com INC. (formerly Reliance Resources Inc.) at December 31, 1999 and the results of its operations and its cash flows for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The financial statements of SUMmedia.com INC. (formerly Reliance Resources Inc.) for the year ended December 31, 1998 were audited by other independent accountants whose report dated March 31, 1999 expressed an unqualified opinion on those statements.

The accompanying consolidated financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



PRICEWATERHOUSECOOPERS LLP
Vancouver, Canada

January 21, 2000
(except as to note 11 which is as at February 28, 2000)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Consolidated Balance Sheets

AS AT DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                                                   1999                 1998
                                                                                                      $                    $
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                     2,108,167                   --
Accounts receivable (note 4)                                                                     65,830                   --
Sales tax recoverable (note 4)                                                                  173,519                   --
Prepaid expenses (note 4)                                                                       231,460                   --
                                                                                             ----------              -------
                                                                                              2,578,976                   --


OTHER ASSETS (note 4)                                                                            74,359                   --

PROPERTY AND EQUIPMENT (note 4)                                                               1,840,821                   --

GOODWILL, NET OF ACCUMULATED AMORTIZATION OF $1,801,223 (note 3)                             11,616,052                   --
                                                                                             ----------              -------
                                                                                             16,110,208                   --
                                                                                             ==========              =======

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 4)                                             1,407,212                4,500
Due to related parties (note 5)                                                                  56,436                   --
Deferred revenue                                                                                104,012                   --
Current portion of obligation under capital lease (note 6)                                       13,318                   --
                                                                                             ----------              -------
                                                                                              1,580,978                4,500


OBLIGATION UNDER CAPITAL LEASE (note 6)                                                          58,939                   --
                                                                                             ----------              -------
                                                                                              1,639,917                   --

SHAREHOLDERS' EQUITY (DEFICIT)

CAPITAL STOCK
Authorized
      1,000,000 (1998 - 10,000,000) preferred shares, $0.01 par value (note 8)
      65,500,000 (1998 - 50,000,000) common shares, $0.01 par value
           (1998 - $0.001) (note 8)

Issued
      16,142,000 (1998 - 64,000,000) common shares                                              161,420                2,000

ADDITIONAL PAID-IN CAPITAL                                                                   20,275,059               53,230

WARRANTS ISSUED IN CONNECTION WITH PRIVATE PLACEMENTS (note 8)                                2,552,751                   --

SHARE SUBSCRIPTIONS (note 8)                                                                   (125,000)                  --

DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE                                            (8,374,501)             (59,730)

ACCUMULATED OTHER COMPREHENSIVE INCOME                                                          (19,438)                  --
                                                                                             ----------              -------
                                                                                             14,470,291               (4,500)
                                                                                             ----------              -------
                                                                                             16,110,208                   --
                                                                                             ==========              =======

NATURE OF OPERATIONS AND BASIS OF PRESENTATION (note 1)

COMMITMENTS (note 6)

SUBSEQUENT EVENTS (note 11)





              The accompanying notes are an integral part of these
                       consolidated financial statements.

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Consolidated Statements of Operations
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



                                                                                                                 PERIOD FROM
                                                                                                            DECEMBER 7, 1990
                                                                                                                    (DATE OF
                                                                             YEAR ENDED DECEMBER 31,           INCORPORATION)
                                                                        -------------------------------                   TO
                                                                                                                DECEMBER 31,
                                                                              1999                 1998                 1999
                                                                                 $                    $                    $
SALES                                                                      132,051                   --              132,051

COST OF SALES                                                              117,940                   --              117,940
                                                                        ----------               ------           ----------
GROSS PROFIT                                                                14,111                   --               14,111
                                                                        ----------               ------           ----------

OPERATING EXPENSES
Stock based compensation                                                 2,500,000                    -            2,500,000
General and administrative                                               2,405,678                4,500            2,465,408
Marketing                                                                1,427,549                    -            1,427,549
Amortization of goodwill                                                 1,801,223                    -            1,801,223
Amortization of property and equipment                                      97,418                    -               97,418
Research and development                                                    97,014                    -               97,014
                                                                        ----------               ------           ----------
                                                                         8,328,882                4,500            8,388,612
                                                                        ----------               ------           ----------

LOSS FOR THE YEAR                                                       (8,314,771)              (4,500)          (8,374,501)
                                                                        ==========               ======           ==========

BASIC AND FULLY DILUTED LOSS PER SHARE                                      (0.24)               (0.01)
                                                                        ==========               ======


              The accompanying notes are an integral part of these
                       consolidated financial statements.

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Consolidated Statement of Changes in Shareholders' Equity (Deficit)
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                                 WARRANTS
                                                                                ISSUED IN
                                                                               CONNECTION              ACCUMULATED
                                                                             WITH PRIVATE                    OTHER          TOTAL
                                      COMMON STOCK  ADDITIONAL                 PLACEMENTS                  COMPRE-  SHAREHOLDERS'
                               -------------------     PAID IN  -------------------------                  HENSIVE         EQUITY
                                    SHARES  AMOUNT     CAPITAL     WARRANTS        AMOUNT     DEFICIT       INCOME      (DEFICIT)

                                                 $           $            $        $         $            $
DECEMBER 7, 1990 (DATE OF
INCORPORATION)
Issuance of 270,000 units
  (consisting of one common
  share and one  warrant)
  in December 1990              8,640,000      270       4,730                         --            --           --          5,000
LOSS FOR THE YEAR ENDED
  DECEMBER 31, 1990                    --       --          --                         --       (12,368)          --        (12,368)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1990     8,640,000      270       4,730                         --       (12,368)          --         (7,368)
Loss for the year ended
  December 31, 1991                    --       --          --                         --        (5,877)          --         (5,877)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1991     8,640,000      270       4,730                         --       (18,245)          --        (13,245)
Loss for the year ended
  December 31, 1992                    --       --          --                         --        (9,391)          --         (9,391)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1992     8,640,000      270       4,730                         --       (27,636)          --        (22,636)
Paid in capital arising on
  cancellation of note to
  shareholder                          --       --      30,000                         --            --           --         30,000
Loss for the year ended
  December 31, 1993                    --       --          --                         --        (5,846)          --         (5,846)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1993     8,640,000      270      34,730                         --       (33,482)          --          1,518
Loss for the year ended
  December 31, 1994                    --       --          --                         --        (6,600)          --         (6,600)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1994     8,640,000      270      34,730                         --       (40,082)          --         (5,082)
Loss for the year ended
  December 31, 1995                    --       --          --                         --        (4,418)          --         (4,418)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1995     8,640,000      270      34,730                         --       (44,500)          --         (9,500)
Loss for the year ended
  December 31, 1996                    --       --          --                         --        (3,500)          --         (3,500)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1996     8,640,000      270      34,730                         --       (48,000)          --        (13,000)
Stock issued for officer
  and director fees in
  December 1997                 7,360,000      230          --                         --            --           --            230
Loss for the year ended
  December 31, 1997                    --       --          --                         --        (7,230)          --         (7,230)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1997    16,000,000      500      34,730                         --       (55,230)          --        (20,000)
Shares issued to officer
  for management services
  in June 1998                 48,000,000    1,500      18,500                         --            --           --         20,000
Loss for the year ended
  December 31, 1998                    --       --          --                         --        (4,500)          --         (4,500)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1998    64,000,000    2,000      53,230                         --       (59,730)          --         (4,500)
Cancellation of shares
  in June 1999 (note 8)       (48,000,000)  (1,500)      1,500           --            --            --           --             --
Cancellation of shares
  issued in 1997 to
  sole officer  in June
  1999 (note 8)                (6,210,000)    (194)        194           --            --            --           --             --
Cumulative adjustment to
  change in par value and
  retroactive application
  of 32:1 forward split                --   97,594     (97,594)          --            --            --           --             --
Acquisition of SUM Media
  Corp. in August 1999,
  including allocation of
  $1,000,000 acquisition
  costs (note 8(i))             3,200,000   32,000  12,968,000           --            --            --           --     13,000,000
Private placement #1 of
  1,000,000 units (consisting
  of one common share and one
  warrant) in August 1999 for
  $1 per unit (note 8(i))       1,000,000   10,000     645,480    1,000,000       344,520            --           --      1,000,000
Stock based compensation
  (note 8(i))                          --       --   1,000,000           --            --            --           --      1,000,000
Stock based compensation
  (note 8(i))                          --       --     750,000           --       750,000            --           --      1,500,000
Private placement #2 of
  500,000 units (consisting
  of one common share and one
  warrant) in September 1999
  for $3 per unit (note 8)        500,000    5,000   1,221,344      500,000       273,656            --           --      1,500,000
Private placement #3 of
  500,000 units (consisting
  of one common share and one
  warrant) in September 1999
  for $3 per unit (note 8)        500,000    5,000   1,221,344      500,000       273,656            --           --      1,375,000
Private placement #4 of
  1,000,000 units (consisting
  of one common share and one
  warrant) in December 1999
  for $3 per unit. Also
  issued were 159,900
  options. (note 8)             1,000,000   10,000   2,156,146    1,159,900       773,854            --           --      2,940,000
Share subscription                     --       --    (125,000)          --            --            --           --             --
Private placement #5 of
  100,000 units (consisting
  of one common share and one
  warrant) in December 1999
  for $3.25 per unit (note 8)     100,000    1,000     228,522      100,000        95,478            --           --        325,000
Private placement #6 of
  31,000 units (consisting
  of one common share and one
  warrant) in December 1999
  for $3.35 per unit. (note 8)     31,000      310      79,639       31,000        20,801            --           --        100,750
Private placement #7 of
  21,000 units (consisting
  of one common share and one
  warrant) in December 1999
  for $3.25 per unit. (note 8)     21,000      210      47,254       21,000        20,786            --           --         68,250
Foreign currency
  translation adjustment               --       --          --           --            --            --      (19,438)       (19,438)
Loss for the year                      --       --          --           --            --    (8,314,771)          --     (8,314,771)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
Total comprehensive income             --       --          --                         --            --           --     (8,334,209)
                              -----------  -------  ----------  -----------  ------------    ----------  -----------  -------------
BALANCE - DECEMBER 31, 1999    16,142,000  161,420  20,150,059    3,311,900     2,552,751    (8,374,501)     (19,438)    14,470,291
                              ===========  =======  ==========  ===========  ============    ==========  ===========  =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                                                                 PERIOD FROM
                                                                                                            DECEMBER 7, 1990
                                                                                                                    (DATE OF
                                                                                                              INCORPORATION)
                                                                                                                          TO
                                                                                YEAR ENDED DECEMBER 31,         DECEMBER 31,
                                                                        -------------------------------     ----------------
                                                                              1999                 1998                 1999
                                                                                 $                    $                    $
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year                                                       (8,314,771)              (4,500)          (8,374,501)
Adjustments to reconcile loss for the year to net cash used in operating activities
      Stock based compensation                                           2,500,000                   --            2,500,000
      Amortization of property and equipment and goodwill                1,898,641                   --            1,898,641
Changes in non-cash working capital items
      Accounts receivable                                                  (61,672)                  --              (61,672)
      Sales tax recoverable                                               (144,588)                  --             (144,588)
      Prepaid expenses                                                    (223,228)                  --             (223,228)
      Accounts payable and accrued liabilities                           1,288,708                4,500            1,293,208
      Deferred revenue                                                     (25,100)                  --              (25,100)
                                                                        ----------               ------           ----------
                                                                        (3,082,010)                  --           (3,137,240)
                                                                        ----------               ------           ----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common shares                                  7,309,000                   --            7,364,230
Due to related parties                                                    (741,100)                  --             (741,100)
Repayment of capital lease obligations                                      (5,066)                  --               (5,066)
                                                                        ----------               ------           ----------
                                                                         6,562,834                   --            6,618,064
                                                                        ----------               ------           ----------

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Other Assets                                                                 4,714                   --                4,714
Purchase of property and equipment                                      (1,558,017)                  --           (1,558,017)
Cash acquired on acquisition of SUM Media Corp.                            212,591                   --              212,591
                                                                        ----------               ------           ----------
                                                                        (1,340,712)                  --           (1,340,712)
                                                                        ----------               ------           ----------

FOREIGN EXCHANGE EFFECT ON CASH                                            (31,945)                  --              (31,945)
                                                                        ----------               ------           ----------

INCREASE IN CASH AND CASH EQUIVALENTS BEING CASH AND CASH
      EQUIVALENTS - END OF YEAR                                          2,108,167                   --            2,108,167
                                                                        ==========               ======           ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


1    NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     THE COMPANY

     SUMmedia.com Inc. (the "company" or "SUMmedia.com") is an Internet media and marketing company that provides online coupons for small and medium sized businesses through its portal, savingumoney.com. The company's business consists of providing Internet marketing initiatives including coupons, advertising banners, discount shopping and website design and hosting, as well as selling exclusive regional rights to market the company's products. For the year ended December 31, 1999, the majority of the company's customers were located in Canada.


     The company was incorporated on December 7, 1990, under the laws of the State of Delaware as Pursuit Ventures Corporation ("Pursuit"). Under a Plan and Agreement of Merger dated August 21, 1998, Pursuit merged with Remington Assets Limited, a Colorado corporation that was incorporated on March 20, 1997. Under the terms of the Agreement of Merger, Remington became the surviving company. Effective September 8, 1998, Pursuit changed its name to Reliance Resources Inc. ("Reliance"). In June 1999, Reliance completed a 1:32 forward stock split. These consolidated financial statements have been presented on a post stock split basis (note 8).


     On August 6, 1999, Reliance entered into a share exchange agreement with SUM Media Corp. (formerly E-Com Media Corp.), a British Columbia, Canada company. Pursuant to the terms of the agreement, Reliance issued 3,200,000 common shares to acquire 100% of the issued and outstanding shares of SUM Media Corp. (note 3). On August 25, 1999, Reliance changed its name to SUMmedia.com Inc.

     GOING CONCERN

     The company has not yet generated significant revenues and has no assurance of future profitability. Even if marketing efforts are successful, substantial time may pass before profitability will be achieved. During this time, the company will require additional financing. The company has losses from operations that raise substantial doubt about its ability to continue as a going concern.

     These audited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business. The company is in discussions with financing institutions with respect to securing equity financing. However, there are no assurances that the company will be successful in closing such financing transactions.

     The company's ability to continue as a going concern is dependent upon obtaining additional financing and upon its ability to attain profitable operations. These consolidated financial statements do not give effect to any adjustments that would be necessary should the company not be able to continue as a going concern.


                                                                             (1)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)

     Development stage

     The company's activities, subsequent to its acquisition of SUM Media Corp., have primarily consisted of establishing facilities, recruiting personnel, conducting research and development, developing business and financial plans and raising capital. Accordingly, the company is considered to be in the development stage. The accompanying financial statements should not be regarded as typical for a normal operating period. Prior to its acquisition of SUM Media Corp., the company was inactive incurring only general and administrative expenses.


2    SIGNIFICANT ACCOUNTING POLICIES

     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

     BASIS OF CONSOLIDATION

     These consolidated financial statements include the accounts of the company and its wholly-owned Canadian subsidiary, SUM Media Corp. All significant intercompany balances and transactions have been eliminated on consolidation.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the company's management to make estimates and assumptions which affect the amounts reported in these financial statements and the notes thereto. Actual results could differ from those estimates.

     FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

     The company's principal operations are carried out by its Canadian subsidiary. The functional currency of the Canadian subsidiary is the Canadian dollar. Assets and liabilities denominated in a currency other than the U.S. dollar are translated into U.S. dollars using period end exchange rates and revenues and expenses denominated in other than the U.S. dollar are translated using average exchange rates for the period. Translation gains and losses are deferred and accumulated as a separate component of comprehensive income in shareholders' equity (deficit). Net gains and losses resulting from foreign exchange transactions are included in the consolidated statement of operations.


                                                                             (2)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Interest earned is recognized immediately in the consolidated statement of operations.

     CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and sales tax recoverable which are not collateralized. The company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the low average billing and large number of customers comprising the company's customer base. The company performs ongoing credit evaluations of its customers financial condition to determine the need for an allowance for doubtful accounts. The company has not experienced significant credit losses to date. Concentrations of credit risk with respect to sales tax recoverable are considered to be limited as these amounts are owed to the company by a branch of Canadian Federal Government.

     FAIR VALUE OF FINANCIAL INSTRUMENTS


     The company's financial instruments, including cash and cash equivalents, accounts receivable, sales tax recoverable, accounts payable and accrued liabilities, due to related parties and obligations under capital lease are carried at cost, which approximates their fair value. The fair value of outstanding warrants to purchase common shares have been estimated using the Black Scholes valuation model using assumptions similar to those disclosed in note 8 for stock based compensation and the relevant term to expiry.


     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost less accumulated amortization. Property and equipment are amortized on a straight line basis over their estimated useful lives as follows:

           Software                                            1 to 5 years
           Computer equipment                                       2 years
           Leased automobile                                        3 years
           Office equipment                                         5 years
           Furniture and fixtures                                   5 years
           Leasehold improvements                  the remaining lease term


     Software includes operating systems development programs, financial systems, the company's website system and an enterprise business system. All software, other than the enterprise business system, is being amortized over one year. The enterprise business system is being amortized over five years. The company capitalizes certain expenditures on software used in its operations in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".



                                                                             (3)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



     IMPAIRMENT OF LONG-LIVED ASSETS

     The company evaluates the recoverability of long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

     GOODWILL


     Goodwill, which is the excess of the purchase price of the company's interest in its subsidiary over the fair value of the underlying assets acquired and liabilities assumed on the acquisition, is amortized on a straight-line basis over three years. Periodically, management reviews the carrying value of goodwill by considering the expected undiscounted future cash flows of the related business. Permanent impairments in the value of the unamortized portion of goodwill are written down and charged to the consolidated statement of operations in the periods in which the impairment is determined.


     REVENUE RECOGNITION


     Revenues from the placement of customers' online coupons and advertising banners on the company's website for fixed or determinable fees are recognized rateably over the period of the contract unless collection is not reasonably assured in which case revenues are recognized when cash payments are received. Revenues related to the design and production of a customer's website are recognized at the time the customer has accepted the completed website and collection is reasonably assured. Revenues related to hosting customers' websites are recognized rateably over the period of the contract unless collection is not reasonably assured in which case revenues are recognized when cash payments are received. Revenues from regional exclusivity fees for the exclusive right to market the company's products in predefined regions are recognized when the initial set-up and training services are completed as this represents when all significant obligations in accordance with the terms of the arrangement have been met and when the collectibility of the related fees is reasonably assured. To the extent that uncertainties exist in connection with the company's obligations related to regional exclusivity fees, the company only records revenues to the extent of costs incurred. In such circumstances, amounts received in excess of revenue recognized are included in deferred revenue.


     ADVERTISING EXPENSE

     The company recognizes advertising costs in accordance with Statement of Position ("SOP") 93-7 "Reporting on Advertising Costs." As such the company expenses the cost of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totalled $nil, and $866,441 during the years ended December 31, 1998 and 1999, respectively.


                                                                             (4)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


     STOCK BASED COMPENSATION

     The company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and rateably for future services over the option vesting period.

     The company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with SFAS No. 123 and the conclusions reached by the Emerging Issues Task Force in Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services" (EITF 96-18). Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the date on which there first exists a firm commitment for performance by the provider of goods or services as defined by EITF 96-18.

     For purposes of valuing the company's stock-based compensation transactions, the company uses the market price of its common shares, as quoted on the OTC-bulletin board, on the measurement date for the applicable transaction.

     INCOME TAXES

     Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more likely than not criterion.

     LOSS PER COMMON SHARE

     Loss per share computations are in accordance with SFAS No. 128, "Earnings Per Share" and Staff Accounting Bulletin ("SAB") No. 98. Basic net loss per share is computed using the weighted average number of common shares outstanding, after giving retroactive effect to the 1:32 forward stock split, as described in note 1. Diluted loss per share is computed using the weighted average number of common and potentially dilutive shares outstanding.



                                                                             (5)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


     COMPREHENSIVE INCOME

     Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income consists of net income and other comprehensive income. The accumulated balance of other comprehensive income is included in the equity section of the balance sheet. The company's other comprehensive income consists of foreign exchange translation adjustments.

     SEGMENT INFORMATION

     The company identifies its operating segments based on business activities, management responsibility and geographical location. During the year ended December 31, 1999, the company operated within a single operating segment, being online couponing services, and operated in only one geographic area, being Canada. In addition, substantially all of the company's assets are located in Canada and substantially all of its revenues are earned in Canada.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP98-1"). SOP98-1 provides guidance for determining whether computer software is internal-use software and accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The disclosures prescribed by SOP98-1 are effective for the year ended December 31, 1999 consolidated financial statements. The adoption of SOP98-1 did not have a material impact on the company's consolidated financial statements.

     The company adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) effective January 1, 1999. SOP 98-5 requires that all start-up costs be expensed and that the effect of adopting SOP 98-5 be reported as the cumulative effect of a change in accounting principle. The adoption of SOP 98-5 did not have a material impact on the company's consolidated financial statements.

     In June 1998, the FASB issued Statement Number 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of the derivative depends on the intended use of the derivative and the resulting designation. The company does not expect that the adoption of SFAS 133 will have a material impact on its consolidated financial statements.


                                                                             (6)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)

3    ACQUISITION


     On August 6, 1999, the company acquired 100% of the issued and outstanding shares of SUM Media Corp. (formerly E-Com Media Corp.), a British Columbia, Canada company, in exchange for 3,200,000 common shares of the company. The acquisition has been accounted for using the purchase method, whereby the value of the consideration given has been allocated to the assets and liabilities of SUM Media Corp. based on their estimated fair values. The value of consideration given by the company of $13,000,000 was based on the average quoted market price of the company's common stock on the OTC-bulletin board on the date the terms of the acquisition were agreed to including an allocation of acquisition costs of $1,000,000 (note 8). The results of operations of SUM Media Corp. have been included in these consolidated financial statements from the date of acquisition. The net assets acquired and consideration given are as follows:




                                                                          $
Net assets acquired at fair value on acquisition
  Current assets acquired                                           240,065
  Non-current assets acquired                                       399,008
  Current liabilities assumed                                      (210,344)
  Non-current liabilities assumed                                  (846,004)
  Goodwill                                                       13,417,275
                                                               ------------

                                                                 13,000,000
                                                               ------------

Total consideration in common shares including allocation
  of acquisition costs of $1 million (note 8)                    13,000,000
                                                               ============

Cash acquired                                                       212,591
                                                               ============



4    BALANCE SHEET COMPONENTS

     ACCOUNTS RECEIVABLE


                                                                          $
Trade receivables                                                    74,042
Less:  Allowance for doubtful accounts                              (11,133)
Other                                                                 2,921
                                                               ------------

                                                                     65,830
                                                               ============


                                                                             (7)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


     SALES TAX RECOVERABLE

     Sales tax recoverable relates to Canadian Goods and Services Taxes paid by the company's Canadian subsidiary, SUM Media Corp., on purchases of goods and services for operations.

     PREPAID EXPENSES

     Prepaid expenses relate primarily to monthly fees paid in advance for product support, maintenance and upgrades of the company's enterprise business system.

     OTHER ASSETS

     Other assets consist primarily of security deposits related to the company's leased offices. Also included is a deposit in the amount $31,317 that the company is required to maintain as a condition under an office sublease. The deposit may be accessed by the sublandlord in the event the company defaults on a lease payment. The deposit must be maintained by the company for the duration of the sublease period which expires in July 2003.

     PROPERTY AND EQUIPMENT


                                                        ACCUMULATED
                                            COST        AMORTIZATION               NET
                                               $                   $                 $
Software                               1,251,266              24,868         1,226,398
Computer equipment                       417,152              75,223           341,929
Leased automobile                        107,107              11,353            95,754
Office equipment                          63,130               2,930            60,200
Furniture and fixtures                    54,113               2,141            51,972
Leasehold improvements                    66,546               1,978            64,568
                                      ----------        ------------        ----------
                                       1,959,314             118,493         1,840,821
                                      ==========        ============        ==========

     Software for the year ended December 31, 1999 includes $1,106,720 related to the purchase of licences for an enterprise business system. No amortization has been recorded for the year ended December 31, 1999
     (1998 - $nil) related to the enterprise business system as it was not available for use as at December 31, 1999.

     For the period from December 7, 1990 (date of incorporation) to December 31, 1998, the company did not own property and equipment.


                                                                             (8)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

(expressed in U.S. dollars)

      ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                              $
Trade accounts payable                                                1,268,991
Vacation accrual                                                         43,061
Employee payroll deductions                                              95,160
                                                                      ---------
                                                                      1,407,212
                                                                      =========

5    RELATED PARTY TRANSACTIONS

     During the year ended December 31, 1999, two shareholders advanced the company $56,436 (1998 - $nil). The advances are unsecured, non-interest bearing, and without stated terms of repayment.

     The company incurred $133,458 for management consulting and related services to a company controlled by a significant shareholder of the company during the year ended December 31, 1999 (1998 - $nil). This amount has been included in general and administrative expenses.


6    COMMITMENTS

     a) The company has the following annual commitments for the rental of office premises under the terms of operating leases:

                                                                              $
                2000                                                    305,097
                2001                                                    305,097
                2002                                                    305,750
                2003                                                    237,742
                2004                                                    110,977
                                                                      ---------
                                                                      1,264,663
                                                                      =========

          Office lease payments for the year ended December 31, 1999 of $132,700 were included in general and administrative costs.

                                                                             (9)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

(expressed in U.S. dollars)

     b) The company has the following annual lease commitments for the company automobile under the terms of a capital lease:

                                                                        CAPITAL
                                                                              $
                2000                                                     19,114
                2001                                                     19,114
                2002                                                     19,114
                2003                                                     29,650
                                                                      ---------
                                                                         86,992
                Amount representing interest                            (14,735)
                                                                      ---------
                                                                         72,257
                Less:  Current portion                                  (13,318)
                                                                      ---------
                                                                         58,939
                                                                      =========


     c) During November 1999, the company entered into an agreement with Oracle Corporation Canada Inc. ("Oracle") for the purchase and implementation of Oracle's enterprise business system software. Under the terms of the agreement, the company agreed to purchase licences, support, education and consulting services totalling $1,708,000. As at December 31, 1999, the company had remaining commitments of approximately $400,000. Also, under the terms of the agreement, the company is to receive $104,000 related to advertising on the company's website. The amount of the advertising fee negotiated by the two companies was based on the advertising rates for similar previous cash transactions taking into account the strategic value that Oracle has to the company. The company is recognizing these revenues as the underlying services are provided. As at December 31, 1999, the company recognized revenue of $9,000 related to this agreement.



     d) During December 1999, the company entered into an agreement with a computer hardware manufacturer to purchase $410,000 of computer equipment and consulting services. As at December 31, 1999, the company has not received any of the computer equipment or related consulting services and has not paid any amounts. Also, under the terms of the agreement, the company is to receive $46,000 related to advertising on the company's website. The amount of the advertising fee negotiated by the two companies was based on the advertising rates for similar previous cash transactions taking into account the strategic value that the computer hardware manufacturer has to the company. The company is recognizing these revenues as the underlying services are provided. As at December 31, 1999, the company has not recognized any revenues related to this agreement.


7    INCOME TAXES

     The company is subject to U.S. federal and Colorado State income taxes in the U.S. and Canadian federal, and Ontario and British Columbia provincial taxes in Canada.

     At December 31, 1999, the company has net operating loss carryforwards of approximately $3,806,000, arising from Canadian operations, available to reduce future Canadian taxable income and approximately $299,000, arising from U.S. operations available to reduce future U.S. taxable income. The Canadian losses expire in

                                                                            (10)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

(expressed in U.S. dollars)

     2006 and the U.S. losses expire in 2019. The potential benefits relating to these losses have not been recognized in these consolidated financial statements.


     The components of loss for the year are as follows:



                                                                   Period from
                      Year ended December 31,                   September 7, 1990
                     ------------------------              (date of incorporation) to
                     1999                1998                   December 31, 1999
                     ----                ----              --------------------------
Canada            (3,349,155)              --                      (3,349,155)
U.S.              (4,965,616)          (4,500)                     (5,025,346)
                  ----------           ------                      ----------
                  (8,314,771)          (4,500)                     (8,374,501)



     Net deferred tax assets are composed of the following at December 31, 1999:



                                                          Canada          U.S.
                                                               $             $
           Net operating loss carryforwards              1,733,000       102,000
           Gross deferred tax assets                        54,000       938,000
           Deferred tax asset valuation allowance       (1,787,000)   (1,004,000)
                                                        ----------    ----------
           Net deferred tax assets                              --            --
                                                        ==========    ==========


     Based on a number of factors including, the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided.

     The income tax provision for the year ended December 31, 1999, differs from the amount obtained by applying the applicable statutory income tax rates to loss before income taxes as follows:


                                                                           $

           Statutory income tax rate                                        40.72%

           Income tax recovery based on the statutory rate             (3,420,000)
           Non-deductible expenses                                        858,000
           Differences from statutory rate relating to tax effect
              of loss benefits which have been recorded                 2,562,000
                                                                       ----------
                                                                               --
                                                                       ==========


8    CAPITAL STOCK

     COMMON SHARES

     Holders of common shares are entitled to one vote per share on all matters submitted to a vote of the shareholders of the company. Subject to preferences that may apply to preferred shares outstanding, the holders of common shares are entitled to receive dividends out of assets legally available at such time and in such amounts as the Board of Directors may from time to time determine. Upon the occurrence of a liquidation, dissolution or winding up of the assets of the company, the holders of common shares will be entitled to share rateably in the distribution of all assets remaining available for distribution after satisfaction of all liabilities and the payment of any liquidation preference on any outstanding preferred shares.
                                                                            (11)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------

(expressed in U.S. dollars)

     As at December 31, 1998, the authorized common shares of the company consisted of 50,000,000 common shares with a par value of $0.001 of which 2,000,000 common shares were issued and outstanding and 10,000,000 preferred shares of which none were issued and outstanding. Pursuant to a June 4, 1999 Board of Directors resolution, the sole director and officer of the company agreed to the cancellation of 1,500,000 shares previously issued as compensation for management services. On June 16, 1999, the Board of Directors passed a resolution to adopt a forward stock split at a ratio of 1:32 with the effect that the total issued and outstanding shares increased to 16,000,000. Concurrently, the sole director and officer of the company executed a formal waiver of the right to receive 6,210,000 post-split shares. As a result, the number of issued and outstanding shares then totalled 9,790,000. The forward stock split has been applied retroactively to all periods presented.

     On June 24, 1999, the company's Articles of Incorporation were amended to increase the company's authorized common shares to 65,500,000 shares, decrease the company's authorized preferred shares to 1,000,000 shares and increase the company's common share par value to $0.01.

     PREFERRED SHARES

     All series of preferred shares shall be alike except that there may be variations, as determined by the Board of Directors, as to:

     a)   right of dividend;

     b)   terms, conditions, and price of redemption;

     c)   amounts payable upon either voluntary and/or involuntary liquidation;

     d) sinking fund provisions, if any, for the call or redemption of the shares;

     e)   terms and conditions of conversion, if any; and

     f)   voting rights consistent with Colorado law.

     Before issuing any shares of a class or series, the preferences, limitations and relative rights of which are determined by the Board of Directors, the company shall deliver to the Colorado Secretary of State appropriate Articles of Amendment, as required by law.

     As at December 31, 1999, no preferred shares were issued and outstanding.

                                                                            (12)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



      PRIVATE PLACEMENTS

                                                        ISSUE             CASH PROCEEDS         WARRANT
                                                    PRICE PER                 AND SHARE        EXERCISE               WARRANT
                                       EQUITY            UNIT             SUBSCRIPTIONS           PRICE           EXPIRY FROM
      DATE OF ISSUANCE                 UNITS*               $                         $               $         ISSUANCE DATE
                                                                                (000's)

      August 1999                    1,000,000           1.00(i)               1,000               3.00             24 months
      September 1999                   500,000           3.00(ii)              1,500               4.50             12 months
      September 1999                   500,000           3.00                  1,500               4.50             12 months
      December 1999                  1,000,000           3.00(iii)             3,000               5.00             12 months
      December 1999                    100,000           3.25                    325               4.25             12 months
      December 1999                     31,000           3.25                    101               4.00             12 months
      December 1999                     21,000           3.25                     68               4.00             12 months


      (*) Equity units are comprised of one common share plus one share purchase warrant


          i) In conjunction with the acquisition of SUM Media Corp. (note 3) on August 6, 1999 (the "Acquisition"), the following transactions occurred concurrently with the Acquisition. Tigerlily Financial Inc. ("Tigerlily") and Cambridge Asset Holdings S.A. ("Cambridge"), consultants to the companies in arranging the transaction, each acquired 1,125,000 common shares of SUM Media Corp. for nominal consideration from two significant shareholders. These common shares were immediately exchanged for a total of 800,000 common shares of the company pursuant to the Acquisition. Tigerlily and Cambridge invested a total of $1,000,000 in the company for 1,000,000 units consisting of one common share and one share purchase warrant entitling the holder to purchase one common share at a price of $3 per share for a period of 24 months. These units were transferred by Tigerlily and Cambridge to two significant shareholders of the company who were officers and directors of the company. Based on these facts, the Company recorded an issuance of 800,000 common shares to Tigerlily and Cambridge for cash proceeds of $1,000,000. The fair value of the 800,000 common shares, based on the quoted market value of the Company's stock on the OTC bulletin board of $3.75 per share at the time the private placement was announced, exceeded the proceeds received by the Company by $2,000,000. Of this amount $1,000,000 has been allocated as a direct cost of the Acquisition and the remaining $1,000,000 has been recorded as stock based compensation related to other services provided to the Company and its shareholders prior to the Acquisition. The allocation of the $2,000,000 was based on management's estimates of the fair value of the acquisition services as well as other financial advisory services provided by Tigerlily and Cambridge. The allocation of the $2,000,000 between acquisition and stock based compensation costs are based on management's estimate of the fair value of these services. The two significant shareholders effectively received the remaining 200,000 common shares and 1,000,000 share purchase warrants which have been recorded as stock based compensation expense in the amount of $1,500,000.


          ii) At December 31, 1999, $125,000 has not been received and recorded as subscriptions receivable.

          iii) Consists of three separate private placements completed concurrently. In conjunction with these private placements, the company issued 159,900 options entitling the holder to purchase one common share at a price of $3 per share. The options expire September 9, 2002. The exercise price for the options granted was equal to the market value of the underlying stock quoted on the OTC-bulletin board at the date of grant. The company also incurred finders' fees of $60,000 related to these private placements.



      WARRANTS


                                                                                            NUMBER OF         EXERCISE PRICE
      EXPIRY DATE                                                                       COMMON SHARES                      $

      September 2000                                                                         1,000,000                  4.50
      December 2000                                                                          1,000,000                  5.00
      December 2000                                                                            100,000                  4.25
      December 2000                                                                             52,000                  4.00
      August 2001                                                                            1,000,000                  3.00
      September 2002                                                                           159,900                  3.00

                                                                            (13)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



      STOCK OPTION PLAN

      In October 1999, the company's Board of Directors adopted the 1999 Stock Option Plan (the "Plan"). The Plan provides for the issuance of up to 20% of the issued and outstanding common shares of the company in connection with incentive and non-statutory stock option awards granted to employees, directors and consultants to the company. Options will be issued in amounts in accordance with terms and conditions as determined by the company's Board of Directors. The stock option plan is subject to regulatory shareholder approval.

      A summary of activity under the plan is as follows:


                                                                                            NUMBER OF         EXERCISE PRICE
                                                                                               COMMON              PER SHARE
                                                                                               SHARES                      $

           Balance - January 1, 1999                                                                --                    --
                Granted November 4, 1999                                                     2,339,000                  3.12
                Granted November 4, 1999 (a)                                                   483,000                  3.44
                                                                                            ----------          ------------
           Balance - December 31, 1999                                                       2,822,000           3.12 - 3.44
                                                                                            ==========          ============


           (a) These options were issued to shareholders/officers holding more than 10% of total issued capital at the grant date. As such, the option exercise price was set at a 10% premium to the market value on that day pursuant to the terms of the stock option plan.


                                                                    OUTSTANDING OPTIONS                  OPTIONS EXERCISABLE
                                    ------------------------------------------------------  -----------------------------------
                                                              WEIGHTED
                                             NUMBER            AVERAGE          WEIGHTED          NUMBER OF          WEIGHTED
                                     OUTSTANDING AT          REMAINING           AVERAGE     EXERCISABLE AT           AVERAGE
      RANGE OF                         DECEMBER 31,        CONTRACTUAL          EXERCISE       DECEMBER 31,          EXERCISE
      EXERCISE PRICES                          1999               LIFE             PRICE               1999             PRICE
                                                                                       $                                    $
      $3.12 - $3.44                       2,822,000           10 years              3.17            677,280              3.17


      Of the options granted during the year, 593,280 vested immediately, an additional 988,800 vest November 4, 2000 and the remainder vest equally over the following twelve months. Once vested, the options may be exercised for a period of up to ten years from the date of grant. The exercise price for the options granted approximated the market value of the underlying stock quoted on the OTC-bulletin board at the date of grant.


                                                                            (14)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)



      STOCK-BASED COMPENSATION

      The company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant.

      Had the company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-based Compensation" the company's loss and loss per share would be as follows:



                                                                                                 1999                   1998
                                                                                                    $                      $

           Loss for the period                                                              (8,314,771)               (4,500)
           Additional compensation expense                                                  (3,539,852)                   --
                                                                                        --------------          ------------

           Pro forma loss for the period                                                   (11,854,623)               (4,500)
                                                                                        ==============          ============

           Pro forma basic and fully diluted loss per share                                      (0.34)                   --
                                                                                        ==============          ============



      The pro forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included:

a)       risk free interest rate of 5.9%,

b)       expected volatility of 80%;

c)       expected dividend yield of nil; and

d)       an estimated average life of two years.

9     REGIONAL EXCLUSIVITY FEES

      During the year ended December 31, 1999, revenue of $46,756 (1998 - $nil) from regional exclusivity fees was recognized, and offset by a corresponding amount of cost of sales related to the sale of marketing rights in three regions.

                                                                            (15)

SUMmedia.com INC.
(formerly Reliance Resources Inc.)
(a development stage company)
Notes to Consolidated Financial Statements
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


10    SUPPLEMENTAL CASH FLOWS


                                                                                              PERIOD FROM
                                                                                              DECEMBER 7,
                                                                                          1990 (INCEPTION
                                                                                           OF DEVELOPMENT
                                                                                                STAGE) TO
                                                        DECEMBER 31,      DECEMBER 31,       DECEMBER 31,
                                                                1999              1998               1999
                                                                   $                 $                  $
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for income taxes                                      --                --                 --
  Cash paid for interest                                       4,794                --              4,794
SUPPLEMENTAL NON-CASH INVESTING AND
   FINANCING ACTIVITIES
  Issuance of common shares for acquisition of
   SUM Media Corp.                                        12,000,000                --         12,000,000
  Stock based compensation                                 2,500,000                --          2,500,000
  Share subscriptions receivable                             125,000                --            125,000


4     SUBSEQUENT EVENTS

      Subsequent to December 31, 1999, the company:

a) Received proceeds of $479,700 and issued 159,900 common shares related to the exercise of 159,900 options.

b) Completed a $4,000,000 private placement, with a publication company, of 1,000,000 units, whereby each unit consists of one common share and one share purchase warrant. Each warrant allows the holder to purchase one common share for $6.00 per share for a period of 12 months. Concurrent with the receipt of these proceeds, the company paid $4,000,000, to the publication company, for advertising services to be provided in fiscal 2000.

c) Completed a $1,001,000 private placement of 308,000 units, each unit consisting of one common share and one share purchase warrant. Each warrant allows the holder to purchase one common share for $4.25 for a period of 12 months.

d) Completed a $3,675,000 private placement of 700,000 units, each unit consisting of one common share and one share purchase warrant. Each warrant allows the holder to purchase one common share for $7.00 for a period of 12 months.

e) Completed a $105,000 private placement of 20,000 units, each unit consisting of one common share and one share purchase warrant. Each warrant allows the holder to purchase one common share for $7.00 for a period of 12 months.

f) Granted 50,000 stock options to directors of the company. These stock options have an exercise price of $5.25 and expire in February of 2010.

g) Was notified of a legal action which was filed against the company by a former officer and director of the company for unfair dismissal. The amount and timing of any potential claim cannot be reasonably estimated at this time.

                                                                         (16)

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)

Financial Statements

AUGUST 6, 1999
(expressed in U.S. dollars)

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SUM MEDIA CORP.


In our opinion, the accompanying statements of operations, cash flows and shareholders' equity (deficit), present fairly, in all material respects, the results of SUM MEDIA CORP.'S (formerly E-Com Media Corp.) operations and its cash flows for the period from March 23, 1999 (date of incorporation) to August 6, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States, which required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in note 1 to the financial statements, the company has suffered a loss from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


PRICEWATERHOUSECOOPERS LLP
Vancouver, Canada

January 21, 2000

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Statement of Operations
FOR THE PERIOD FROM MARCH 23, 1999 (DATE OF INCORPORATION) TO AUGUST 6, 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                             $
SALES (note 3)                                                           16,515

COST OF SALES                                                             8,574
                                                                    -----------

GROSS PROFIT                                                              7,941
                                                                    -----------

OPERATING EXPENSES
Stock based compensation                                              2,581,031
General and administrative                                              258,980
Marketing                                                               204,509
Amortization of property and equipment                                   17,754
                                                                    -----------
                                                                      3,062,274
                                                                    -----------
LOSS FOR THE PERIOD                                                  (3,054,333)
                                                                    ===========


SUBSEQUENT EVENT (note 1)





The accompanying notes are an integral part of these financial statements.

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Statement of Cash Flows
FOR THE PERIOD FROM MARCH 23, 1999 (DATE OF INCORPORATION) TO AUGUST 6, 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


                                                                                              $
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period                                                                 (3,054,333)
Adjustments to reconcile loss for the period to net cash used in operating activities
      Amortization of property and equipment                                            17,754
      Stock based compensation                                                       2,581,031
Changes in non-cash working capital
      Accounts receivable                                                               (2,266)
      Sales tax recoverable                                                            (23,874)
      Prepaid expenses                                                                  (1,605)
      Accounts payable and accrued liabilities                                          73,322
      Deferred revenue                                                                 125,646
                                                                                   -----------

                                                                                      (284,325)
                                                                                   -----------
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from issuance of common shares                                                 59,749
Loan from SUMmedia.com Inc. (note 4)                                                   524,429
Due to related parties                                                                 268,987
Repayment of capital lease obligations including initial deposit                       (23,425)
                                                                                   -----------

                                                                                       829,740
                                                                                   -----------
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Other assets                                                                           (76,647)
Purchases of property and equipment                                                   (245,659)
                                                                                   -----------
                                                                                      (322,306)
                                                                                   -----------

FOREIGN EXCHANGE EFFECT ON CASH                                                        (10,518)
                                                                                   -----------

INCREASE IN CASH AND CASH EQUIVALENTS BEING CASH AND CASH EQUIVALENTS - END OF
      PERIOD                                                                           212,591
                                                                                   ===========


The accompanying notes are an integral part of these financial statements.

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Statement of Shareholders' Equity (Deficit)
FOR THE PERIOD FROM MARCH 23, 1999 (DATE OF INCORPORATION) TO AUGUST 6, 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)




                                                                                              ACCUMULATED
                                                               COMMON STOCK                       OTHER              TOTAL
                                                  ------------------------------                 COMPRE-     SHAREHOLDERS'
                                                                                                 HENSIVE            EQUITY
                                                   SHARES         AMOUNT         DEFICIT         INCOME          (DEFICIT)
                                                ------------   ------------   ------------    ------------   -------------
                                                                          $              $               $               $
BALANCE - MARCH 23, 1999                                  --             --             --              --              --
Issuance of 9,000,001 common shares for
   Cdn. $0.01 cash per share in March 1999         9,000,001         59,749             --              --          59,749
Stock-based compensation (note 7)                         --      2,581,031             --              --       2,581,031
Foreign currency translation adjustment                   --             --             --          (3,722)         (3,722)
Loss for the period                                       --             --     (3,054,333)             --      (3,054,033)
                                                ------------   ------------   ------------    ------------    ------------

Total comprehensive income                                --             --             --              --      (3,058,055)
                                                ------------   ------------   ------------    ------------    ------------

BALANCE - AUGUST 6, 1999                           9,000,001      2,640,780     (3,054,333)         (3,772)       (417,275)
                                                ------------   ------------   ------------    ------------    ------------




   The accompanying notes are an integral part of these financial statements.

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Notes to Financial Statements

AUGUST 6, 1999
--------------------------------------------------------------------------------

(expressed in U.S. dollars)


1     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

      THE COMPANY

      SUM Media Corp. (the "company" or "SUM Media") is an Internet media and marketing company that provides online coupons for small and medium sized businesses through its portal, savingumoney.com. The company's business consists of providing Internet marketing initiatives including coupons, discount shopping and website design and hosting, as well as selling exclusive regional rights to market the company's products. For the period ended August 6, 1999, the majority of the company's customers were located in Canada.

      The company was incorporated on March 23, 1999, as E-Com Media Corp. under the laws of the Province of British Columbia, Canada and on March 26, 1999 changed its name to SUM Media Corp. On August 6, 1999, SUM Media entered into a share exchange agreement with Reliance Resources Inc. ("Reliance"), a Colorado company, quoted on the OTC-bulletin board. Pursuant to the terms of the agreement, Reliance issued 3,200,000 common shares to acquire 100% of the issued and outstanding shares of SUM Media. Subsequent to the share exchange, Reliance changed its name to SUMmedia.com Inc. ("SUM").

      GOING CONCERN

      The company has not yet generated significant revenues and has no assurance of future profitability. Even if marketing efforts are successful, substantial time may pass before profitability will be achieved. During this time, the company will require additional financing. The company has losses from operations that raise substantial doubt about its ability to continue as a going concern.

      These audited financial statements have been prepared on the basis of accounting principles applicable to a going concern which assume the realization of assets and discharge of liabilities in the normal course of business. The company is in discussions with financing institutions with respect to securing equity financing. However, there are no assurances that the company will be successful in closing such financing transactions.

      The company's ability to continue as a going concern is dependent upon obtaining additional financing through its parent company or otherwise and upon its ability to attain profitable operations. These financial statements do not give effect to any adjustments that would be necessary should the company not be able to continue as a going concern.

      DEVELOPMENT STAGE

      The company's activities since incorporation on March 23, 1999, have primarily consisted of establishing facilities, recruiting personnel, conducting research and development and developing business and financial plans. Accordingly, the company is considered to be in the development stage. The accompanying financial statements should not be regarded as typical for a normal operating period.




                                                                             (1)

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Notes to Financial Statements

AUGUST 6, 1999
--------------------------------------------------------------------------------


(expressed in U.S. dollars)


2     SIGNIFICANT ACCOUNTING POLICIES

      GENERALLY ACCEPTED ACCOUNTING POLICIES

      These financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the company's management to make estimates and assumptions which affect the amounts reported in these financial statements and the notes thereto. Actual results could differ from those estimates.

      FOREIGN CURRENCY TRANSACTIONS

      The company's functional currency is the Canadian dollar. The financial statements are translated to United States dollars using the period-end exchange rate for assets and liabilities and weighted-average exchange rates for the period for revenues and expenses. Translation losses are deferred and accumulated as a component of other comprehensive income in shareholders' equity (deficit). Net gains and losses resulting from foreign exchange transactions are included in the statement of operations.

      CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less. Interest earned is recognized immediately in the statement of operations.

      CONCENTRATION OF CREDIT RISK

      Financial instruments that potentially subject the company to a significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and sales tax recoverable which are not collateralized. The company limits its exposure to credit loss by placing its cash and cash equivalents with high credit quality financial institutions. Concentrations of credit risk with respect to accounts receivable are considered to be limited due to the low average billing and large number of customers comprising the company's customer base. The company performs ongoing credit evaluations of its customers' financial condition to determine the need for an allowance for doubtful accounts. The company has not experienced significant credit losses to date.



                                                                             (2)

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Notes to Financial Statements

AUGUST 6, 1999
--------------------------------------------------------------------------------


(expressed in U.S. dollars)



      PROPERTY AND EQUIPMENT

      Property and equipment are recorded at cost less accumulated amortization. Property and equipment are amortized on a straight-line basis over their estimated useful lives as follows:

           Software                                                        1 year
           Computer equipment                                              2 years
           Leased automobile                                               3 years
           Office equipment                                                5 years
           Furniture and fixtures                                          5 years
           Leasehold improvements                         the remaining lease term

      REVENUE RECOGNITION

      Revenues from the placement of customers' online coupons on the company's website for fixed or determinable fees are recognized rateably over the period of the contract unless collection is not reasonably assured in which case revenues are recognized when cash payments are received. Revenues from regional exclusivity fees for the exclusive right to market the company's products in predefined regions are recognized when the initial set-up and training services are completed and the company is satisfied that all significant obligations under the terms of the agreements have been met and collectibility of the related fees is reasonably assured. To the extent uncertainties exist in connection with the company's obligations related to regional exclusivity fees, the company only records revenues to the extent of costs incurred. In such circumstances, amounts received in excess of revenue recognized are included in deferred revenue.

      STOCK BASED COMPENSATION

      The company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the estimated fair value of the company's stock and the amount an employee must pay to acquire the stock. Compensation expense is recognized immediately for past services and rateably for future services over the option vesting period.

      For purposes of valuing the company's stock-based compensation transactions, the company used the market price of SUM's common stock, as quoted on the OTC-bulletin board, on the measurement date for the applicable transaction. SUM's common stock price was used as management believes this to be the most objective indicator of the fair value of the company's common stock due to the share exchange transaction (note 1) announced on July 7, 1999.



                                                                             (3)

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Notes to Financial Statements

AUGUST 6, 1999
--------------------------------------------------------------------------------


(expressed in U.S. dollars)



      COMPREHENSIVE INCOME

      Comprehensive income is defined as the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. Comprehensive income consists of net income and other comprehensive income. The accumulated balance of other comprehensive income is included in the statement of shareholders' equity (deficit). The company's other comprehensive income consists of foreign currency translation adjustments.

      SEGMENT INFORMATION

      The company identifies its operating segments based on business activities, management responsibility and geographical location. During the period ended August 6, 1999, the company operated within a single operating segment being online couponing services and operated in only one geographic area being Canada. In addition, substantially all of the company's assets are located in Canada and substantially all of its revenues are earned in Canada.

      RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1998, the FASB issued Statement Number 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in fair value of the derivative depends on the intended use of the derivative and the resulting designation. The company does not expect that the adoption of SFAS 133 will have a material impact on its financial statements.


3     REGIONAL EXCLUSIVITY FEES

      During the period ended August 6, 1999, revenue of $8,574 from regional exclusivity fees was recognized, and offset by a corresponding amount of cost of sales related to the sale of marketing rights in three regions.


4     RELATED PARTY TRANSACTIONS

      During the period ended August 6, 1999, SUMmedia.com Inc., which became the company's parent company on August 6, 1999, advanced the company $524,429. The advance is unsecured, non-interest bearing, and without stated terms of repayment.

      The company incurred $65,701 for management consulting and related services to a company controlled by a shareholder of the company for the period from March 23, 1999 to August 6, 1999. This amount has been included in general and administrative expenses.



                                                                             (4)

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Notes to Financial Statements

AUGUST 6, 1999
--------------------------------------------------------------------------------


(expressed in U.S. dollars)


5     COMMITMENTS

      The company has the following annual commitments for the rental of office premises under the terms of operating leases:


                                                         $
      2000                                         113,157
      2001                                         113,157
      2002                                         113,157
      2003                                          66,009
                                                  --------

                                                   405,480
                                                  ========


      Office lease payments for the period from March 23, 1999 to August 6, 1999 of $26,593 were included in general and administrative costs.

      The company has the following annual lease commitments for the company automobile under capital lease:

                                                        CAPITAL
                                                              $
           1999                                           7,631
           2000                                          18,315
           2001                                          18,315
           2002                                          18,315
           2003                                          28,410
                                                        -------
                                                         90,986
           Amount representing interest                 (16,754)
                                                        -------

                                                         74,232
           Less:  Current portion                       (13,318)
                                                        -------

                                                         60,914
                                                        =======


6     INCOME TAXES


      The company is subject to Canadian federal taxes, and Ontario and British Columbia provincial taxes in Canada. All income and tax balances for the period to August 6, 1999 relate to Canada.



      At August 6, 1999, the company had net operating loss carryforwards of approximately $450,000 available to reduce future taxable income. These losses expire in 2006. The potential benefits relating to these losses have not been recognized in the financial statements. Net deferred tax assets are composed of the following:




                                                                             (5)

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Notes to Financial Statements

AUGUST 6, 1999
--------------------------------------------------------------------------------


(expressed in U.S. dollars)


                                                                               $
Net operating loss carryforwards                                         205,000
Temporary difference -amortization of property and equipment               8,000
Deferred tax asset valuation allowance                                  (213,000)
                                                                      ----------

Net deferred tax assets                                                       --
                                                                      ==========

      Based on a number of factors, including the lack of a history of profits, management believes that there is sufficient uncertainty regarding the realization of deferred tax assets such that a full valuation allowance has been provided.

      The income tax provision for the period ended August 6, 1999 differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rate to loss before income taxes as follows:


                                                                                 $
Statutory Canadian federal and provincial income tax rate                    45.52%

Income tax recovery based on the statutory rate                         (1,390,000)
Non-deductible expenses                                                  1,175,000
Differences from statutory rate relating to tax effect of loss
     benefits which have been recorded                                     215,000
                                                                      ------------
                                                                                --
                                                                      ============



7     CAPITAL STOCK

      Authorized capital consists of 30,000,000 common shares without par value of which 9,000,001 shares were issued and outstanding as at August 6, 1999.

      STOCK BASED COMPENSATION


      For the period ended August 6, 1999, a significant shareholder transferred 1,940,625 common shares to certain key executives, officers and consultants of the company for $nil cash consideration. The consulting services related to various general corporate and sundry matters.
      These common shares were subsequently exchanged for 690,000 shares of SUMmedia.com Inc. as part of the share exchange transaction described in note 1. Management estimated the fair value of these shares at the time of issuance to be $1.33 per share after taking into account the share exchange ratio for the transaction. This transaction has been accounted for as a capital contribution. As such, the company recorded $2,581,031 of stock based compensation expense with a corresponding amount to common shares.



                                                                             (6)

SUM MEDIA CORP.
(formerly E-Com Media Corp.)
(a development stage company)
Notes to Financial Statements

AUGUST 6, 1999
--------------------------------------------------------------------------------


(expressed in U.S. dollars)



8     SUPPLEMENTAL CASH FLOW INFORMATION



                                                                            $
  CASH PAID FOR INTEREST                                                   --
  CASH PAID FOR INCOME TAXES                                               --
SUPPLEMENTAL NON-CASH INVESTING AND FINANCING ACTIVITIES
  Capital lease obligations                                            98,388
  Issuance of common stock
     Stock based compensation                                       2,581,031



                                                                             (7)

                             HENRY SCHIFFER, C.P.A.
                           A PROFESSIONAL CORPORATION
                        315 S. Beverly Drive, Suite 302
                        Beverly Hills, California 90212
                    Tel. (310) 286 6830 Fax. (310) 286 6840






                          INDEPENDENT AUDITOR'S REPORT



To The Board of Directors and Stockholders
Pursuit Venture Corporation

I have audited the accompanying balance sheets of Pursuit Venture Corporation at December 31, 1997 and 1996 and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Pursuit Venture Corporation at December 31, 1997 and 1996 and the results of its operations, stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.



/s/ Henry Schiffer
-----------------------------
Henry Schiffer
Certified Public Accountant
July 16, 1998

                          PURSUIT VENTURE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996




                                     ASSETS


Current Assets:                                               1997       1996
---------------                                               ----       ----


Cash and equivalents                                               0          0
                                                             -------    -------

Total Assets                                                       0          0
                                                             =======    =======




LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
--------------------

Accounts payable and accrued expenses                         20,000     13,000


Stockholders' Equity:
---------------------

Preferred stock - 1,000,000 shares
         authorized; issued and outstanding
         none @ $0.01 par value                                 --         --
Common stock - 5,000,000 shares authorized;
         issued and outstanding 500,000 shares at
         December 31, 1997 and 270,000 shares at 1996
         @ $.001 par value  (Notes 1 and 2)                      500        270
Paid in capital (Note 2)                                      34,730     34,730
Deficit accumulated during the
         development stage                                   (55,230)   (48,000)
                                                             -------    -------

         Total Stockholders'Equity (Deficit)                 (20,000)   (13,000)
                                                             -------    -------

         Total Liabilities and Stockholders'Equity                 0          0
                                                             =======    =======

                          PURSUIT VENTURE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 AND
     FOR THE PERIOD FROM INCEPTION (DECEMBER 7, 1990) TO DECEMBER 31, 1997




                                              Year Ended   Period from Inception
                                          ---------------- (December 7, 1990) to
                                          1997        1996   December 31, 1997
                                          ----        ----   -----------------


Revenue:                                       0           0           0

Operating Expenses:

Expenses incurred in connection
   with securities registration                0           0      12,087
Officer and director fees                    230           0         230
Amortization of organization costs             0           0       5,000
Professional fees                              0           0       5,028
Travel expenses                                0           0       1,324
Transfer agent fees                            0           0       1,449
Accounting fees                            7,000       3,500      20,000
Other expenses                                 0           0      10,112

         Total operating expenses          7,230       3,500      55,230

Net (loss)                                (7,230)     (3,500)    (55,230)
                                        --------    --------    --------




Weighted number of shares outstanding    327,500     270,000     327,500
                                        ========    ========    ========



Net (loss) per share                        (.02)       (.01)       (.17)
                                        ========    ========    ========

                           PURSUIT VENTURE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                   STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
      FOR THE PERIOD FROM INCEPTION (DECEMBER 7, 1990) TO DECEMBER 31, 1997

                                                                              Deficit
                                                                            Accumulated
                                              Common Shares                   During      Total
                                            -----------------     Paid In   Development Stockholders'
                                            Shares     Amount     Capital      Stage      Equity
                                            ------     ------     -------      -----      ------
December 7, 1990
   Issuance of 270,000 units
   (consisting of one share of common
   stock and one warrant) for
   $0.0185185 cash per unit                 270,000        270      4,730          0       5,000

Net loss                                          0          0          0    (12,368)    (12,368)
                                            -------    -------    -------     -------     ------

Balance, December 31, 1990                  270,000        270      4,730    (12,368)     (7,368)

Net loss, year ended
   December 31, 1991                              0          0          0     (5,877)     (5,877)
                                            -------    -------    -------    -------     -------

Balance, December 31, 1991                  270,000        270      4,730    (18,245)    (13,245)

Net loss, year ended
   December 31, 1992                              0          0          0     (9,391)     (9,391)
                                            -------    -------    -------    -------     -------

Balance, December 31, 1992                  270,000        270      4,730    (27,636)    (22,636)

Paid in Capital (note 2)`                         0          0     30,000          0      30,000

Net loss, year ended
   December 31, 1993                              0          0          0     (5,846)     (5,846)
                                            -------    -------    -------    -------     -------

Balance, December 31, 1993                  270,000        270     34,730    (33,482)      1,518

Net loss, year ended
   December 31, 1994                              0          0          0     (6,600)     (6,600)
                                            -------    -------    -------    -------     -------

Balance, December 31, 1994                  270,000        270     34,730    (40,082)     (5,082)

                           PURSUIT VENTURE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT) (Continued)
      FOR THE PERIOD FROM INCEPTION (DECEMBER 7, 1990) TO DECEMBER 31, 1997

                                                                        Deficit
                                                                      Accumulated
                                        Common Shares                   During       Total
                                      -----------------     Paid In   Development Stockholders'
                                      Shares     Amount     Capital      Stage      Equity
                                      ------     ------     -------      -----      ------
Balance, December 31, 1994            270,000        270     34,730    (40,082)     (5,082)

Net loss, year ended
   December 31, 1995                        0          0          0     (4,418)     (4,418)
                                      -------    -------    -------    -------     -------

Balance, December 31, 1995            270,000        270     34,730    (44,500)     (9,500)

Net loss, year ended
   December 31, 1996                        0          0          0     (3,500)     (3,500)
                                      -------    -------    -------    -------     -------

Balance, December 31, 1996            270,000        270     34,730    (48,000)    (13,000)

Stock issued for officer
   and director fees                  230,000        230          0          0         230

Net loss, year ended
   December 31, 1997                        0          0          0     (7,230)     (7,230)
                                      -------    -------    -------    -------     -------

Balance, December 31, 1997            500,000        500     34,730    (55,230)    (20,000)
                                      =======    =======    =======     ======      ======

                           PURSUIT VENTURE CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996 AND
      FOR THE PERIOD FROM INCEPTION (DECEMBER 7, 1990) TO DECEMBER 31, 1997

                                                       Year Ended     Period from Inception
                                                    ----------------  (December 7, 1990) to
                                                     1997      1996     December 31, 1997
                                                     ----      ----     -----------------
CASH FLOWS FROM OPERATING
      ACTIVITIES

      Net (loss)                                   (7,230)    (3,500)        (55,230)

Adjustments to reconcile net (loss) to net cash (used) by operating activities

     Amortization of organization expenses              0          0           5,000
     Increase (decrease) in accounts payable
       and accrued expenses                         7,000      3,500          20,000

 NET CASH (USED) BY
   OPERATING ACTIVITIES                              (230)        (0)        (30,230)


CASH FLOWS FROM INVESTING ACTIVITIES
   Organization costs                                   0          0          (5,000)

CASH PROVIDED FROM
   INVESTING ACTIVITIES                                 0          0          (5,000)

CASH FLOWS FROM
   FINANCING ACTIVITIES
   Issuance of common stock                             0          0           5,000
   Common stock issued for services                   230          0             230
   Paid in capital from shareholders (Note 2)           0          0          30,000
   Borrowings of long-term debt,
     related party (Note 2)                             0          0               0

   NET CASH PROVIDED FROM
     FINANCING ACTIVITIES                             230          0          35,230

NET INCREASE (DECREASE) IN CASH                         0          0               0

CASH BALANCE, BEGINNING OF PERIOD                       0          0               0

CASH BALANCE, END OF PERIOD                             0          0               0
                                                  =======    =======         =======

                          PURSUIT VENTURE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996



Note 1    Summary of Significant Accounting Policies

          This summary of significant accounting policies of Pursuit Venture Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

          (a)  Organization and Business Activities:

               The Company was incorporated on December 7, 1990 under the laws of the State of Delaware.

               The Company's principal purpose is to seek out business opportunities, including acquisitions, that the Board of Directors, in its discretion, believes to be a potential for long term growth.

               Upon incorporation, the Company issued 270,000 shares of its common stock and 270,000 warrants to Fountain Colony Holding Corporation (formerly known as Argyle Funding, Incorporated) hereinafter oFountaino as its sole stockholder. Upon issuance of the shares, Fountain contributed $5,000 to the capital of the Company and advanced funds of $30,000 to the Company (see note
               2). Fountain created the Company for the express purpose of distributing its ounitso to the shareholders of Fountain in order to create a publicly-owned company to acquire a privately-held business which, in the opinion of management, has the potential for growth and profit. Each ounito consists of one share of common stock, $0.001 par value, and one warrant to purchase an additional share of common stock of the Company at an exercise price of $10 per share. During 1992, Fountain distributed 257,844 ounitso (and cash of $1,216 in lieu of units in certain instances) to the stockholders of Fountain based on their respective pro-rata ownership of Fountain. The warrants were never exercised and expired November 30, 1992.

               The Company is currently in the development stage. The Company has not as yet commenced any operations or identified any potential acquisition opportunities. There is no assurance that the Company will be able to acquire a satisfactory business on terms favorable to the Company or profitably operate any business so acquired.

          (b)  Organization costs:

               Organization costs consist of accounting and legal fees and are being amortized over a 60-month period.

          (c)  Fiscal Year:

               The Company operates on a calendar year basis.

                          PURSUIT VENTURE CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996



Note 1    Summary of Significant Accounting Policies (continued)

          (d)  Basis of Operation:

               The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.

Note 2    Note due to Related Party

          The Company had an unsecured note payable to Fountain in the amount of $30,000. The note accrued interest at 10% per annum. In 1993 the shareholders of Fountain elected to cancel the note and all accrued interest and provide the funds to the Company as additional paid-in capital. The Company reversed all accrued interest payable to Fountain as an offset to expenses in 1993.

Note 3    Capital Structure

          The Company's Articles of Incorporation authorized two classes of stock; preferred and common. Preferred stock authorized; 1,000,000 shares at a par value of $.01. There are no issued and outstanding preferred shares. The terms, conditions, preferences and provisions of the preferred stock have not, as of this date, been established, but rather will be established by the Company's Board of Directors.

          The Company has 5,000,000 shares of common stock authorized at a par value of $.001. There are 500,000 shares issued and outstanding.

          During 1997 the Company issued 230,000 shares of common stock to its sole officer and director for services provided to the Company his sole capacity as the Company's board member, President, Chief Financial Officer and Secretary.

Note 4    Income Taxes

          At December 31, 1997, the Company has a federal operating loss carryforward of $55,230 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carryforward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

         The following is a list of all exhibits filed as a part of this registration statement or, as noted, incorporated by reference to this registration statement:

                                 EXHIBIT INDEX


        Exhibit No.              Description and Method of Filing
        -----------              --------------------------------
        Exhibit 2.1              Share Purchase Agreement between JCC Consulting
                                 Services, Ltd., Corbridge Asset Holdings S.A.,
                                 Tigerlily Financial Inc., Grant Peterson,
                                 Jihong Zhang, Andre Dragon, Dennis Malloy.
                                 Albert Szajman, John Veltheer, David Lewis,
                                 Reliance Resources Inc. and SUMmedia Corp.
                                 dated June 11, 1999.*

        Exhibit 3.1.1 Amended and Restated Articles of Incorporation dated June 23, 1999.*

        Exhibit 3.1.2            Articles of Amendment dated August 20, 1999
                                 (incorporated by reference to the registrant's
                                 Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999).

        Exhibit 3.2              Bylaws adopted by registrant on August 10,
                                 1998.*

        Exhibit 10.1             Software License and Services Agreement between
                                 SUMmedia.com and Oracle Corporation Canada
                                 Inc.*

        Exhibit 21               Subsidiaries of the Registrant.*

        Exhibit 27               Financial data schedule.*

        Exhibit 99.1             Financial Statements from the Annual Report on
                                 Form 10-KSB for the year ended December 31, 1997 incorporated by reference to the same.

        Exhibit 99.2             Financial Statements from the Annual Report on
                                 Form 10-KSB for the year ended December 31, 1998 incorporated by reference to the same.


---------------
* Previously filed as part of Issuer's Registration Statement on Form 10-SB filed March 2, 2000.